Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Sam's Seafood Holdings Limited



03022479

ABN

45 098 448 269

82-34648

We (the entity) give ASX the following information.

SUPPL

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Preference Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(maximum) 2,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	To be quoted on ASX Automatic conversion into ordinary shares in Sam's Seafood Holdings Limited on 31 October 2006 in accordance with the conversion ratio set out in the Prospectus.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No preference shares existing at time of issue.
5	Issue price or consideration	$4.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fund the continuing expansion in the domestic and international seafood markets being for: Australian expansion: $3.8million European and US expansion: $3.5million Debt reduction/ Working capital: $2million Expenses of the issue: $0.7million
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected Issue and Allotment Date: 25 June 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
23,858,934	Ordinary
2,500,000	Preference

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Cumulative dividend of 8% per annum payable half-yearly in arrears, first payment by 31 December 2003, final payment by 30 June 2006

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

To be provided

36 ☑ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

To be provided

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 23/05/2003
(~~Director~~/Company secretary)

Print name: Ken Sim ....

== == == == ==

F:\0311722\090503-DOC0074.doc

+ See chapter 19 for defined terms.

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

21 May 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 20 & 21 May 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,



Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED

ACN 098 448 269

NOTICE OF GENERAL MEETING

Date of Meeting:	19 June 2003
Time of Meeting:	9.00 am
Place of Meeting:	Sam's on Suttons, Marine Parade, Redcliffe, Queensland

This Notice of General Meeting and accompanying Letter should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

SAM'S SEAFOOD HOLDINGS LIMITED

ACN 098 448 269

NOTICE OF GENERAL MEETING

Notice is given that an Extraordinary General Meeting of the Members of Sam's Seafood Holdings Limited ABN 45 098 448 269 ("the Company") is to be held at Sam's on Suttons, Marine Parade, Redcliffe, Queensland 4007 on 19 June 2003 at 9.00am (Brisbane time).

AGENDA

1. AMENDMENT OF CONSTITUTION

To consider and, if thought fit, pass the following resolution, as a special resolution:

That the current Constitution of the Company be amended by inserting a new Clause 7A, the text of which is set out in Annexure A.

2. ISSUE OF PREFERENCE SHARES

To consider and, if thought fit, pass the following resolution, as an ordinary resolution:

That, subject to approval of Resolution 1, the Company approve the issue, in accordance with Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited ("ASX"), and for all other purposes, of up to a maximum of 2,500,000 preference shares under a Prospectus ("the Prospectus") to be dated on or about 20 May 2003 ("the Preference Shares").

[*Note:*

(a) *the Company will issue the Preference Shares on or about 25 June 2003 after completion of the offer under the Prospectus which has been lodged with the Australian Securities and Investments Commission;*

(b) *the issue price of the Preference Shares will be $4.00 per share;*

(c) *the issue is to be a public issue with allottees being selected from those parties that lodge a valid Application Form for Preference Shares with the Company, in accordance with the terms of the offer;*

(d) *the Preference Shares will be automatically converted into ordinary shares by the Company on 31 October 2006, if they have not been converted earlier under one of the Conversion Events outlined in Annexure A.*

(e) *the terms of the securities are set out in Annexure A to this Notice;*

(f) *the purpose of the issue of the Preference Shares is to provide additional funds for the Company's continuing expansion in the domestic and international seafood markets as well as for the provision of debt reduction and working capital (in addition to providing for the expenses of the issue);*

(g) *the Preference Shares will be allotted on or about 25 June 2003; and*

(h) *The* Company *will disregard any votes cast on this resolution by:*

- *Any person who intends to participate in the proposed issue of the Preference Shares; and*
- *Any person who might obtain a benefit, except a benefit in the capacity of a holder of ordinary securities, if the resolution is passed; and*
- *An associate of those persons.*

However, the Company need not disregard a vote if:

- *It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.*]

3. GENERAL BUSINESS

To consider any general business that may be lawfully brought forward at the Meeting in accordance with the Company's Constitution.

BY ORDER OF THE BOARD

Ken Situ
Company Secretary
DATED: 20 May 2003

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at, posted to, or sent by facsimile transmission to the Company's office, 15 Hercules Street, Hamilton Queensland 4007, fax - 3268 5231, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9.00am on 17 June 2003. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

SAM'S SEAFOOD HOLDINGS LIMITED

ACN 098 448 269
15 Hercules Street
Hamilton Queensland 4000
Telephone: 3633 4717
Fax: 3268 5231

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Sam's Seafood Holdings Limited ("**Company**") and entitled to ____________

shares in the Company hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the general meeting of the Company to be held at Sam's on Suttons, Marine Parade, Redcliffe on 19 June 2003 at 9.00am and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If two proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

If you wish to indicate how your proxy is to vote, please tick the appropriate places below.

If you do **not** wish to direct your proxy how to vote please place a mark in this box: ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy vote even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

The Chairman, Mr Denovan, advises that it is his intention to vote in favour of the resolutions in respect of any undirected proxies which may be granted in favour of the Chairman.

I/we direct my/our proxy to vote as indicated below:

RESOLUTION	FOR	AGAINST	ABSTAIN
1. To approve Article 7A's insertion in the Company's Constitution	☐	☐	☐
2. To approve the issue of preference shares in the Company	☐	☐	☐

As witness my/our hand/s this day of 2003.

If a natural person:
SIGNED by)
)

____
in the presence of:

____
Witness

____
Name (Printed)

If a company:
EXECUTED by)
)
in accordance with its)
constitution)

______________________	______________________
Director	Director/Secretary
______________________	______________________
Name (Printed)	Name (Printed)

If by power of attorney:

SIGNED for and on behalf of)
by)
under a Power of Attorney)
dated and who declares that he/she has)
not received any revocation of such Power of)
Attorney in the presence of :)

______________________	______________________
Signature of Attorney	Signature of Witness

ANNEXURE "A"

Proposed New Article 7A for inclusion in the Constitution of Sam's Seafood Holdings Limited.

7A.1 FACE VALUE

The face value of each Preference Share will be $4.00 (Face Value).

7A.2 DIVIDENDS

(a) **Dividends**

Subject to these terms, the holder of each Preference Share is entitled to a dividend (Dividend) calculated in accordance with the following formula:

$$\text{Dividends} = \frac{\text{Dividend Rate} \times \$4 \times N}{365}$$

Where:

N is the number of days from (and including) the date of allotment of the Preference Share or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date; and the
Dividend Rate is 8%

(b) **Payment of Dividend**

The payment of a Dividend is subject to there being sufficient profits and funds available for the Company to do so.

(c) **Cumulative Nature of Dividends**

The entitlement of the holder of a Preference Share to the payment of Dividends is cumulative so that if, in respect of a Dividend Payment Date, the dividend declared on a Preference Share is less than the Dividend calculated in accordance with Article 7A.2(a), this shortfall will be added to the Dividend for the Preference Share at the next Dividend Payment Date.

(d) **Calculation of Dividends**

All calculations of Dividends will be to two decimal places. For the purposes of making any Dividend payment in respect of a holder's aggregate Preference Shares, any fraction of a cent will be disregarded. No dividend is payable in respect of the period 1 July 2006 until conversion of the Preference Shares on 31 October 2006.

(e) **Dividend Payment Dates**

(i) Subject to this Article, Dividends will be payable on each Preference Share in arrears on or before 31 December 2003 and thereafter by each 30 June and 31 December with the final payment on 30 June 2006; and
(ii) if the date for payment specified in paragraph (i) is not a Business Day, payment will be made on the next Business Day.

(f) **Record Dates**

A Dividend is only payable to those persons registered as holders of Preference Shares at the date on which the books of the Company close for Preference Shareholders in respect of each relevant Dividend.

(g) **Franking**

Dividends will be franked to the extent of the available franking credits to the Company at the relevant time.

(h) **Deductions**

The Company will be entitled to deduct from any Dividend payable to a holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the appropriate authority and the balance of the amount payable has been paid to the holder concerned, then the full amount payable to such holder is deemed to have been duly paid and satisfied by the Company. The Company must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any holder deliver to that holder a copy of the relevant receipt issued by the revenue authority without delay after it is received by the Company.

(i) **Restrictions in case of non-payment**

The Company must not without approval of a special resolution passed at a separate meeting of holders of the Preference Shares:

(i) declare or pay a cash Dividend or make any distribution or any share capital over which the Preference Shares rank in priority for participation in profits; or
(ii) redeem, reduce, cancel, or acquire for any consideration any share capital of the Company (other than a Preference Share),

until such time as the Dividends payable in respect of the Preference Shares (including those Dividends not paid, as referred to in Article 7A.2(c)) have been paid in full.

7A.3 **CONVERSION**

(a) **Meaning of Conversion**

Each Preference Share confers all of the rights attaching to fully paid Ordinary Shares but these rights do not take effect until 5.00pm Brisbane time on the date the Preference Shares are converted as determined below. At that time:

(i) all other rights and restrictions conferred on the Preference Shares under the terms of issue will no longer have effect (except for rights relating to a Dividend payable on or before the date of conversion which will subsist); and
(ii) each Preference Share will rank equally with all other fully paid ordinary shares then on issue and the Company will issue a statement that the holder of those shares holds a share so ranking.

The taking effect of the rights of a Preference Share under this clause and the allotment of ordinary shares under Article 7A.3 is, for the purposes of these terms of issue, together termed "conversion". Conversion does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than the shares allotted under Article 7A.3).

(a) **Conversion by the holder**

Holders of Preference Shares may require the Company to convert all or some of their Preference Shares by giving a notice to the Company at any time after any of the following events occurs, but no later than 30 Business Days after the publication of the notice under Article 7A.3(d)(i):

(i) the Company resolves in general meeting to be wound up;
(ii) a provisional liquidator is appointed to the Company;

(iii) a Court makes an order to wind up the Company (other than to effect a solvent reconstruction);
(iv) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;
(v) the Company executes a deed of company arrangement;
(vi) the ordinary shares or the Preference Shares are suspended from trading on ASX for more than 20 successive business days; or
(vii) the Company announces to the ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction).

The date of conversion will be the last Business Day of the second week following the receipt of the holder's notice by the Company.

(b) **Conversion by holder after takeover bid**

Holders of Preference Shares may require the Company to convert all or some of their Preference Shares by giving a notice to the Company at any time after one of the following events occurs, but no later than 30 Business Days after the publication of the notice under Article 7A.3(d)(i):

(i) a takeover bid is made to acquire all or some of the ordinary shares and the offer is, or becomes unconditional and:

(1) the bidder has a relevant interest in more than 50% of the ordinary shares on issue; or
(2) the Directors issue a statement recommending acceptance of the offer; or

(ii) a Court approves the convening of a meeting to consider a scheme of arrangement under Part 5.1 of the Corporations Act which, when implemented, will result in a person having voting power in the Company of more than 50%.

In that event, the date of conversion will be the earlier of:

(iii) the last Business Day of the second week following the receipt of the holder's notice by the Company; or
(iv) the second Business Day before the closing date of the takeover bid or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the holder's notice is received by the Company.

(c) **Conversion by the Company**

The Company may convert or exchange all or some of the Preference Shares by giving notice to the holders if the Directors resolve (having obtained an opinion from reputable legal counsel or tax or accounting adviser) that a change in any law, interpretation, ruling issued by any relevant government body (including one relating to taxation) or accounting standard has occurred (or is announced) and that change will:

(i) materially increase the net costs to the Company of having Preference Shares on issue;
(ii) affect whether the Preference Shares can be franked or whether the holders are entitled to franking credits;
(iii) affect whether the Preference Shares are treated as debt or equity for tax or accounting purposes; or
(iv) impose additional requirements that the Directors consider unacceptable.

The conversion or exchange date will be the Dividend Payment Date which is more than 21 business days immediately after giving notice.
In addition, the Company may convert all of the Preference Shares by giving notice to the holders if an event described in Article 7A.3(b) occurs. In that event, the date of conversion will be the earlier of:

(v) the last Business Day of the second week following the date the Company sends notice to the holder; or

(vi) the closing date of the takeover bid, or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the Company sends notice to the holder.

In any event, the Company will convert any Preference Shares, not previously converted, automatically on 31 October 2006..

(d) **Formalities of conversion**

(i) The Company must notify Preference Shareholders of the occurrence of an event described in Articles 7A.3(a) or (b) by publishing a notice in *The Australian* or daily financial newspaper in Australia which specifies the particular event as soon as practicable after becoming aware of it.

(ii) To be valid, notice from a holder must specify the number of Preference Shares to be converted (which must be the holder's entire holding or at least 50% of their Preference Shares holding). Once a notice is given, the holder must not deal with, transfer, dispose of or otherwise encumber the relevant Preference Shares.

(iii) A notice given by a Preference Shareholder under Articles 7A.3(a) or (b) must be given by the registered holder and, if requested by the Company, must be accompanied by evidence of title acceptable to the Company for the Preference Shares being converted or exchanged.

(iv) A form of notice which may be used by Preference Shareholders under Articles 7A.3(a) or (b) will be made available by the Company upon request.

(v) A notice given by the Company or a Preference Shareholder under Articles 7A.3(a), (b) or (c) is irrevocable.

(vi) Where the Company is required by a holder to convert or exchange a Preference Share, or it elects to do so under Article 7A.3(c), the Company must:

(1) convert the Preference Share in accordance with these terms of issue; and

(2) at least 21 Business Days before the relevant conversion date, give notice to the relevant holder indicating whether the Preference Share will be converted (or whether a combination of those actions will be taken). If notice is not given, the Company is taken to have elected to and must convert the Preference Share into ordinary shares.

(vii) The Company is not restricted from giving a notice under Article 7A.3(c) merely because a holder has given a notice under Articles 7A.3(a) or (b). In that event, the Company's notice will prevail if there is any inconsistency.

(e) **Conversion into Ordinary Shares**

(i) This clause will apply when Preference Shares are to be converted into ordinary shares.

Upon conversion, each Preference Share will be converted into that number of ordinary shares in accordance with the Conversion Ratio (including any fractions), where the Conversion Ratio is calculated in accordance with the following formula:

$$\frac{P + ([|(VWAP-B)| + (VWAP-B)] \times E / 2)}{VWAP}$$

Where:

Issue price: P = $4.00
Current Share Price: VWAP (see below)
Entitlement Hurdle: B = $4.00
Entitlement %: E = 50%

VWAP means, subject to Article 7A.3(f), the VWAP during the period (Reference Period) of:

- if conversion is a direct result of a suspension of trading described in Article 7A.3(a)(vi), 20 Business Days immediately preceding, but not including, the first day the Preference Shares are suspended;
- if conversion is a direct result of any other event described in Article 7A.3(a), 20 Business Days immediately following the date of that event, or if trading in the Preference Shares has been suspended in connection with the relevant event, the 20 Business Days before that suspension; or
- otherwise, 20 Business Days immediately preceding, but not including, the conversion date.

(ii) Where the total number of additional ordinary shares to be allotted on conversion to a Preference Shareholder includes a fraction, that fraction will be disregarded.

For the avoidance of doubt, the following examples illustrate the operation of the above formula:

- If at conversion time, the VWAP was $2.00, then the number of ordinary shares to be issued on conversion is:

$$2{,}500{,}000 \text{ } \underline{\text{times}} \left[\frac{4 + ([|(2-4)| + (2-4)] \times 50\% / 2)}{2} \right]$$

= 2,500,000 x 2
= 5,000,000

- If at conversion time, the VWAP was $8.00, then the number of ordinary shares to be issued on conversion is:

$$2{,}500{,}000 \text{ } \underline{\text{times}} \left[\frac{4 + ([|(8-4)| + (8-4)] \times 50\% / 2)}{8} \right]$$

= 2,500,000 x 6/8
= 1,875,000

(f) **Adjustment to VWAP**

For the purposes of calculating VWAP in Article 7A.3(f)(ii):

(i) where, on some or all of the Business Days in the Reference Period, ordinary shares have been quoted on ASX as *cum* dividend or *cum* any other distribution or entitlement and the Preference Shares will convert into ordinary shares after the date those ordinary shares no longer carry that entitlement, then the VWAP on the Business Days on which those Preference Shares have been quoted *cum* dividend or *cum* entitlement shall be reduced by an amount (*Cum* Value) equal to:

(1) (in case of a Dividend or other distribution), the amount of that Dividend or distribution including, if the Dividend is franked, the amount that would be included in the assessable income of a recipient of the Dividend or distribution who is a natural person under the Tax Act;

(2) (in the case of an entitlement which is traded on the ASX on any of those Business Days), the volume weighted average price of all such entitlements sold on the ASX during the Reference Period on the Business Days on which those entitlements were trading; or

(3) (in the case of an entitlement not traded on the ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors; and

(ii) where, on some or all of the Business Days in the Reference Period, ordinary shares have been quoted *ex* dividend, *ex* distribution or *ex* entitlement, and the Preference Shares will convert into ordinary shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those ordinary shares have been quoted *ex* dividend, *ex* distribution or *ex* entitlement shall be increased by the *Cum* Value.

(g) **Adjustment to the Conversion Ratio for a takeover or scheme of arrangement**

In the case of conversion under Article 7A.3(b) or (c) as a result of a takeover or a scheme of arrangement, VWAP in the formula in Article 7A.3(d) will be the lesser of:

(i) 95% of the offer price under the takeover offer or the consideration under the scheme of arrangement; and
(ii) the VWAP over the 20 business days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 50% of the amount calculated by subtracting that VWAP from the offer price or the consideration (as applicable).

The offer price or consideration under the takeover offer or scheme of arrangement is the cash consideration offered for each Ordinary Share or, if cash consideration is not the only consideration offered, 95% of the value of the consideration offered as reasonably determined by an independent investment bank appointed by the Directors (which shall act as an expert).

(h) **Discretion in adjustment of conversion mechanism**

Where:

(i) the ordinary shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities;
(ii) the number of ordinary shares to be allotted on conversion of the Preference Shares, is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances;
(iii) the Company undertakes a bonus issue or makes a pro rata offer to ordinary share holders to subscribe for, or purchase, securities in the Company or in any other body corporate in a way which, in the reasonable opinion of the Directors, has a diluting or concentrative effect on the value of ordinary shares; or
(iv) any other similar event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the ordinary shares,

and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the Preference Shares and the ordinary shares, the Directors may extend an entitlement to the holders of Preference Shares to participate in such distribution or pro rata offer based upon the number of ordinary shares to which those holders would have been entitled if their Preference Shares had been converted on a date nominated by the Directors and adapting the formula Article 7A.3(d) as the Directors reasonably consider appropriate to maintain the relativity.

7A.4 **PREFERENCE SHARES GENERAL RIGHTS**

(a) **Preference Shares rights ranking**

Preference Shares rank equally amongst themselves in all respects.

(b) **Preferential Dividend**

Until conversion, the Preference Shares rank in priority to ordinary shares for the payment of Dividends.

(c) **Return of Capital**

Until conversion, if there is a return of capital on a winding up of the Company, Preference Shareholders will be entitled to receive out of the assets of the Company available for distribution to holders of Preference Shares, in respect of each Preference Share held, a cash payment equal to the sum of:

(i) the amount of any Dividend (whether declared or not) calculated on a daily basis (assuming a 365 day year) throughout the period from and including the date of the preceding Dividend Payment Date to the date of commencement of the winding up; and

(ii) the Face Value,

before any return of capital is made to holders of ordinary shares or any other class of shares ranking behind the Preference Shares.

Preference Shares do not confer on their holders any right to participate in profits or property except as set out in these terms of issue.

(d) **Shortfall on winding up**

If, upon a return of capital, there are insufficient funds to pay in full the amounts referred to in Article 7A.4(c) and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the Preference Shares on a winding up of the Company, the holders of the Preference Shares and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

(e) **Participation in surplus assets**

Until conversion, the Preference Shares do not confer on their holders any further right to participate in the surplus assets of the Company on a winding up.

(f) **Restrictions on other issues**

Until all Preference Shares have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of holders of the Preference Shares, issue shares ranking in priority to the Preference Shares or permit the variation of any rights of any existing shares to shares ranking equally or in priority to the Preference Shares, but the Directors are at all times authorised to issue further Preference Shares ranking equally with any existing Preference Shares.

(g) **Takeovers and schemes of arrangement**

If a takeover bid is made for ordinary shares, acceptance of which is recommended by the Directors, or the Directors recommend a member's scheme of arrangement, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Preference Shareholders or that they participate in the scheme of arrangement.

(h) **Participation in New Issues**

Until conversion, the Preference Shares confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

7A.5 **VOTING RIGHTS**

A Preference Share does not entitle its holder to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of the Company;
(ii) that affects rights attached to the Preference Shares;
(iii) to wind up the Company; or

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;
(c) during a period in which a Dividend or part of a Dividend on the Preference Shares is in arrears; or
(d) during the winding up of the Company.

For this purpose, a Dividend will be in arrears only if, at the time of the meeting, a Dividend has been declared but has not been paid in full by the relevant payment date.

7A.6 QUOTATION ON ASX

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the Preference Shares on the ASX and all converted Preference Shares and ordinary shares issued under Article 7A.3(f) on each of the stock exchanges on which other ordinary shares of the Company are quoted on the date of conversion.

7A.7 AMENDMENTS TO THE TERMS OF ISSUE

Subject to complying with all applicable laws, the Company may, without the authority, assent or approval of Preference Shareholders, amend or add to these terms of issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;
(b) made to correct a manifest error; or
(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the holders of the Preference Shares.

7A.8 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these terms of issue and the Company's Constitution, then, to the maximum extent permitted by law, the provisions of these terms of issue will prevail.
(b) If a calculation is required under these terms of issue, unless the contrary intention is expressed, the calculation will be performed to two decimal places.
(c) Definitions and interpretation under the Company's Constitution will also apply to these terms of issue.
(d) In this Article 7A, the following expressions shall have the following meanings:

ASX means the Australian Stock Exchange Limited;

Business Day means a day on which trading on ASX is conducted;

Conversion has the meaning set out in Article 7A.3(a);

Conversion Ratio means an amount calculated in accordance with the formula set out in Article 7A.3(f)(i);

Dividend means the Dividend to which each Preference Shareholder is entitled under Article 7A.2(e);

Dividend Payment Date means each date on which a Dividend is payable in accordance with Article 7A.2(e) whether or not a Dividend is paid on that date;

Face Value means $4.00;

Optional Dividend means the dividend paid to holders of Preference Shares in accordance with clause **Error! Reference source not found.**;

Reference Period has the meaning set out in clause 7A.3(f)(i) in the definition of "VWAP";

Tax Act means:

(i) the *Income Tax Assessment Act* 1936 or the *Income Tax Assessment Act* 1997 as the case may be as amended and a reference to any section of the *Income Tax Assessment Act* 1936 includes a reference to that section as rewritten in the *Income Tax Assessment Act* 1997;
(ii) any other Act setting the rate of income tax payable; and
(iii) any regulation promulgated thereunder; and

VWAP means the average of the daily volume weighted average sale price of ordinary shares sold on the ASX during the relevant period or on the relevant days (excluding any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, any overseas trades or the exercise of options over ordinary shares).


SAM'S

SEAFOOD
Sam's Seafood Holdings Ltd
ABN: 45 098 448 269

Registry
C/- Douglas Heck & Burrell Registries
GPO Box 35
BRISBANE QLD 4001

Ph: (07) 3228 4219
Fax: (07) 3221 3149
E-Mail: registries.info@dhb.com.au
Website: shares@dhb.com.au

20 May 2003

Dear Sam's Seafood Shareholder

This Letter is provided to shareholders of Sam's Seafood Holdings Limited ACN 098 448 269 ("the Company") in order to explain the resolutions to be put to shareholders at the General Meeting to be held at Sam's on Suttons, Marine Parade, Redcliffe, Queensland on 19 June 2003 at 9.00am ("the Meeting").

INTRODUCTION

The Notice of General Meeting ("Notice of Meeting") which is also enclosed, sets out the details of proposals concerning 2 separate resolutions to be put to Shareholders comprising the following:

- Resolution 1 seeks the approval of the insertion of Article 7A in the Constitution of the Company.
- Resolution 2 seeks the approval of the issue of converting preference shares in the Company to applicants under the Prospectus.

This Letter should be read in conjunction with the accompanying Notice of Meeting.

RESOLUTION 1 – INSERTION OF ARTICLE 7A INTO THE COMPANY'S CONSTITUTION

Introduction

Section 8 of the Prospectus governs the conditions of issue of Preference Shares and states particularly that the rights attaching to the Preference Shares will be governed by the Company's Constitution.

In order for the issue of Preference Shares in accordance with the Prospectus to be affected, the requirements of section 136 of the *Corporations Act* need to be observed.

Section 136 of the Corporations Act

Section 136(2) of the *Corporations Act* allows a company to modify or repeal its constitution or a provision of its constitution, by special resolution. This requires the Company to obtain the approval of seventy-five (75) percent of shareholders in a general meeting who are present at the meeting in person or by proxy.

RESOLUTION 2 – ISSUE OF PREFERENCE SHARES IN THE COMPANY

Introduction

Resolution 1 seeks the approval of the issue of 2,500,000 Preference Shares in the Company at an issue price of four (4) dollars per Preference Share under the Prospectus.

Section 706 of the *Corporations Act* 2001 (Cth) (**"Corporations Act"**) requires disclosure to investors under Part 6D.2 in respect of offers of securities for issue unless exempted under Section 708.

As this is not an exempted issue, the Company was required by Part 6D.2 the *Corporations Act* to disclose its issue of Preference Shares. A Prospectus was prepared for this purpose and the Preference Shares will be issued on the terms contained in the Prospectus.

Listing Rule 7.1

The issue of securities in the Company pursuant to the Prospectus also requires compliance with ASX Listing Rule 7.1, which prohibits a company from issuing or agreeing to issue more than 15% of its capital within any 12 month period without approval of the holders of ordinary securities.

This issue amounts to an issue of 10.5% of the total issued share capital in the Company.

Resolution 1 seeks to overcome the prohibition in Listing Rule 7.1 by attaining approval for the issue of securities from holders of ordinary securities. The effect of the passing of Resolution 1 would be that the Company will be able to issue up to 15% of its capital in the following 12 month period without obtaining shareholder approval.

The Preference Shares are automatically converted into ordinary shares in the Company on 31 October 2006, however, there are certain circumstances (as outlined in Annexure A to the Notice of meeting) in which the Preference Shares may be converted at an earlier time. By way of example, to show the number of ordinary shares which the Preference Shares may ultimately be converted into, if all of the Preference Shares were converted at $3.42 (being the closing price for the Company's shares on 13 May 2003) then 2,915,451 ordinary shares would be issued. This figure amounts to 12.2% of the capital of the Company.

To the best of the Director's knowledge, all matters which are material and necessary for shareholders to make an informed decision regarding Resolutions 1 and 2 have been provided to Shareholders in this Letter.

Shareholders who are unable to attend the Meeting are urged to complete their proxies and return as soon as possible and, in any event no later than forty-eight (48) hours prior to the Meeting being 9.00am (Brisbane time) on 17 June 2003.

I commend the Resolutions 1 and 2 for your favourable consideration.

Yours sincerely



Grahame Denovan
CHAIRMAN

Sam's Seafood Holdings Limited
ABN 45 098 448 269

Prospectus

For the issue of up to 2,500,000 Converting Preference Shares at $4.00 each to raise $10 million

Lead Manager

SHAW CORPORATE FINANCE
SHAW Corporate Finance Pty Limited ABN 25 101 193 971
|A wholly owned subsidiary of SHAW Stockbroking Limited|
Level 16, 60 Castlereagh Street, Sydney NSW 2000
GPO Box 3604, Sydney NSW 2001
Tel: (02) 9238 1238 Fax: (02) 9221 1196

CONTENTS

It is the responsibility of overseas Applicants to ensure compliance with all laws of any country relevant to their Application.

A number of terms and abbreviations used in this Prospectus have defined meanings, which are explained in the Glossary.

Money as expressed in this Prospectus is in Australian dollars or else as indicated.

Key Dates for Investors

Offer Opens:	11 June 2003
Offer Expected to Close:	20 June 2003
Expected Date for Despatch of Preference Share holding statements:	25 June 2003
Expected Date for Listing of Preference Shares on ASX:	2 July 2003

Offer Statistics

Number of Preference Shares to be Issued:	2,500,000
Issue Price:	$4.00

All dates are subject to change and accordingly are indicative only. In particular, the Company and Shaw have the right to vary the dates of the Offer, without prior notice. Investors are encouraged to submit their Application Forms as soon as possible.

How to Apply for Preference Shares

Applications must be a minimum of 500 Preference Shares at the Issue price of $4.00 each. Applications for more than 500 Preference Shares must be in multiples of 250 Preference Shares.

Applications can be made in the following manner:

- By completing and returning a Hard Copy Application Form which is attached to this Prospectus in accordance with the Application Form instructions (for Hard Copy Applications) and on the Application Form itself.
- By printing a copy of the Online Prospectus and completing and returning a copy of the Online Application Form in accordance with the instructions set out below (for Hard Copy Applications) and on the Application Form itself.

If you wish to obtain a free copy of this Prospectus, please contact Shaw on 1800 636 625 or by visiting the website www.egoli.com.au.

Important Notice

This Prospectus is dated 20 May 2003 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither the ASIC nor Australian Stock Exchange Limited ("ASX") take any responsibility for the contents of this Prospectus. No securities will be issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Due to regulatory requirements, the invitation to apply for Preference Shares under this Prospectus is not extended to persons resident outside Australia. The distribution of this Prospectus and jurisdictions outside Australia might be restricted by law and does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Persons who come into possession of this Prospectus should seek advice on and observe any restrictions on accepting an offer or distributing the Prospectus. Any failure to comply with restrictions might constitute a violation of applicable securities laws.

No person named in this Prospectus, nor any other person, guarantees the performance of Sam's Seafood, the repayment of capital or the payment of a return on the Preference Shares.

Please read this document carefully before you make a decision to invest. An investment in the Company has specific risks which you should consider before making a decision to invest.

CHAIRMAN'S LETTER

20 May 2003

Dear Investor,

On behalf of the Directors, I am pleased to invite you to invest in this offer of converting preference shares in Sam's Seafood Holdings Limited ("Preference Shares").

Sam's Seafood proposes to issue up to 2,500,000 Preference Shares at an issue price of $4.00 each. The minimum investment for applicants is $2,000 (500 Preference Shares).

Sam's Seafood is embarking on an aggressive sales and marketing campaign of its seafood products throughout the United States, United Kingdom and other areas of Europe, as well as taking advantage of local acquisition opportunities as and when they present themselves. The funds to be raised under this Offer will assist Sam's Seafood to fund these activities, and do so in a manner that does not adversely dilute existing shareholders.

Existing shareholders of Sam's Seafood will have recently received an Extraordinary General Meeting Notice and explanatory materials in relation to a meeting to be held on 19 June 2003, at which Sam's Seafood will seek shareholder approval to enable this Offer to proceed.

The Preference Shares offer investors a preferred cumulative dividend fixed until 30 June 2006 at the rate of 8% per annum on an issue price of $4.00, with the dividend expected to be fully franked.

The Preference Shares are automatically converted into ordinary shares in Sam's Seafood on 31 October 2006. The conversion terms are designed to protect holders of Preference Shares from any decrease in the Sam's Seafood share price on the ASX, as well as to reflect 50% of any share price increment above $4.00. In other words, if the price of Sam's Seafood ordinary shares on the ASX (at the time of conversion) is below $4.00, then conversion is effected at a ratio that maintains the preference share value on conversion at $4.00(and more than 2,500,000 ordinary shares will be issued). If the share price is above $4.00 then conversion will reflect 50% of the increment above $4.00 (and a number of ordinary shares less than 2,500,000 will be issued).

The Offer is open from 11 June 2003 and is due to close on 20 June 2003. Please read the Prospectus carefully before deciding whether to invest. If there is any matter on which you require further information, you should consult your stockbroker, accountant or other professional advisor.

On behalf of the Directors, I commend this investment opportunity to you.

Yours sincerely,

Grahame Denovan
Chairman

1. INVESTMENT SUMMARY

The information set out in this section is not intended to be comprehensive and should be read in conjunction with the full text of this Prospectus.

1.1 The Offer

A maximum of 2,500,000 Preference Shares in Sam's Seafood at an issue price of $4.00 per Preference Share will be offered for subscription.

1.2 Preference Share Terms

The Preference Shares bear a preferred dividend entitlement of 8.0% per annum. Dividends are payable bi-annually on or before 30 June and 31 December each year with the first to be paid by 31 December 2003.

The Preference Shares will convert on 31 October 2006 as set out in more detail in Section 8. Conversion is an automatic process, but in accordance with a formula (set out in Section 8) which is designed to protect the interests of Preference Shares holders. If the Company's share price on the ASX is below $4.00 at conversion time, more than 2,500,000 Shares will be issued. Similarly, if the Company's Share price on the ASX is more than $4.00, less than 2,500,000 Shares will issue at conversion time, reflective of 50% of the increment above $4.00. Existing holders of Shares will not then, be as significantly diluted upon conversion.

1.3 Shareholder Approval

Allotment of Preference Shares pursuant to this Prospectus is conditional upon the passing of a special resolution by shareholders of Sam's Seafood at the General Meeting to be held on 19 June 2003. The resolution, if passed, will amend the Company's constitution to provide Sam's Seafood with the authority to issue the Preference Shares. If the resolution is not passed, all Application Monies will be refunded and the Offer will lapse. The Noutsatos family (who together hold 72% of the Shares) have indicated their intention to support the resolution.

1.4 Applications for Preference Shares

The Minimum Application is for 500 Preference Shares at $4.00 each at a total cost of $2,000. Additional Preference Shares can only be applied for in multiples of 250 Preference Shares.

Applications for Preference Shares can only be made by completing and lodging an Application Form at the back of this Prospectus. Instructions on how to complete the Application Form are attached on the form. Application Forms must not be circulated to prospective investors unless accompanied by this Prospectus.

1.5 Proceeds of the Issue

The expenses of the Issue, including the commissions and fees of Shaw, are expected to be approximately $0.7 million. If fully subscribed (assuming no oversubscriptions), the net proceeds for investment are estimated to be approximately $9.3 million.

1.6 Purpose of the Issue

The Directors intend to apply the proceeds from the Issue to fund the Company's continuing expansion in the domestic and international seafood markets. Domestically, there are opportunities for the Company to expand further in Queensland as well as strengthening its presence interstate. In addition, the Company is

presently experiencing an insatiable level of interest from customers in overseas markets – especially Europe and the United States.

To enable the Company to continue its growth path additional funding is required and is proposed to be allocated, upon successful completion of the Issue, as follows:

Proposed Use of Funds	$million
Australian expansion (supermarket servicing and strategic acquisitions)	3.8
European and US Expansion (joint ventures, supply logistics)	3.5
Debt Reduction/Working Capital	2.0
Expenses of the Issue	0.7
Total	**10.0**

However, in the event that circumstances change or other better opportunities arise the Directors' reserve the right to vary the proposed uses to maximise the benefit to shareholders.

To the extent that the funds raised under this Issue are less than $10,000,000 the use of funds will be altered accordingly.

1.7 Dividends

Dividends on Preference Shares are cumulative and payable half yearly by 30 June and 31 December each year. If a dividend is not paid in full for any particular half-year, the Company is required to pay that dividend at the next occurring Dividend Payment Date or as soon as practicable thereafter. Until these dividend payments are made, the Company is not entitled to pay any dividend on Shares or any other security over which the Preference Shares rank in priority for participation in profits.

Unless solvency issues arise, it is the Directors' intention to pay dividends on Preference Shares as they fall due.

2. DETAILS OF THE OFFER

2.1 Important Dates for Investors

Opening Date of Offer	11 June 2003 at 9:00am AEST
Shareholder Meeting to approve issue of Preference Shares	19 June 2003 at 10:00am AEST
Closing Date of Offer	20 June 2003 at 5:00pm AEST
Allotment of Preference Shares	25 June 2003
Expected date of despatch of Preference Shares holding statements	25 June 2003
Expected date for commencement of quotation of Preference Shares on ASX	2 July 2003

The dates set out in this table are subject to change and are indicative only. The Company, in consultation with Shaw, reserves the right to alter this timetable at any time.

2.2 Exposure Period

No Application can or will be processed until after the period of 7 days from the date of lodgement of the Prospectus with the ASIC or if that period is extended by the ASIC by notice in writing, 14 days from the date of lodgement ('**Exposure Period**'). No preference will be conferred on Applications received during the Exposure Period.

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds.

Examination during the Exposure Period may result in the identification of deficiencies in this Prospectus and in those circumstances, any Application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

2.3 How to Apply for Preference Shares

To participate in the Offer, the Application Form attached to this Prospectus must be completed in accordance with the instructions on its reverse side. Applications must be for a minimum of 500 Preference Shares, having a value of $2,000, or a greater number in multiples of 250 Preference Shares ($1,000). Cheques should be made payable to "Sam's Seafood Preference Share Offer" and crossed Not Negotiable.

Completed application forms and cheques for the relevant amount should be posted or delivered to the Company's share registry, Douglas Heck & Burrell Registries, at the address listed in the Corporate Directory.

While it is not obligatory for Applicants to quote their Tax File Number ('TFN'), tax will be withheld at the rate of 48.5% on unfranked or partially franked dividends if Australian resident shareholders do not quote their TFN. Preference Share holders may notify Sam's Seafood of their TFN by completing the relevant section of the Application Form.

Applications for the Preference Shares offered by the Prospectus must be made, and will only be accepted, on an Application Form attached to the Prospectus. A duly completed and lodged Application Form will constitute an Offer by the Applicant to subscribe for the number of Preference Shares applied for on the terms set out in this Prospectus, pursuant to the Application Form. The Application List will open at 9.00am on the Opening Date and will remain open until 5.00pm on the Closing Date, subject to the right of

the Directors and Shaw to close the subscription list at any time without prior notice. The Company reserves the right to accept applications after the Closing Date.

No brokerage or stamp duty is payable by Applicants in respect of their applications for Preference Shares under this Prospectus. The amount payable on application will not vary during the period of the Offer and no further amount is payable on allotment. Application Monies will be held in trust in a subscription account until allotment. The subscription account will be established and kept by Sam's Seafood on behalf of the Applicants.

2.4 Allotment and Allocation Policy

Shaw and Sam's Seafood will proceed to allocate Preference Shares as soon as possible after the Closing Date and receiving ASX permission for official quotation of the Preference Shares. Sam's Seafood reserves the right, in consultation with Shaw, to allocate to any Applicant a lesser number of Preference Shares than that applied for, or to decline any Application.

There will be no oversubscriptions of Preference Shares permitted under the Issue.

Where no allocation is made to a particular Applicant or the number of Preference Shares allocated is less than the number applied for by an Applicant, surplus Application Monies will be returned to that Applicant within 30 days of the Closing Date. No interest will be paid on refunded Application Monies.

Successful Applicants will be notified in writing of the number of Preference Shares allocated to them as soon as possible following the allocation being made after the Closing Date.

It is the responsibility of Applicants to confirm the number of Preference Shares allocated to them prior to trading in Preference Shares. Applicants who sell Preference Shares before they receive notice of the number of Preference Shares allocated to them do so at their own risk. No Preference Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus.

2.5 ASX Listing

Within seven (7) Business Days after the date of issue of the Prospectus, Sam's Seafood intends to apply for the listing and quotation of the Preference Shares on the ASX. If granted, quotation of the Preference Shares will commence as soon as practicable after allotment of Preference Shares to Applicants. It is the responsibility of the Applicants to determine their allocation of Preference Shares prior to trading.

Should the Preference Shares not be granted official quotation on the ASX within 3 months after the date of this Prospectus, none of the Preference Shares offered under this Prospectus will be issued and all application money will be refunded without interest to Applicants within the time prescribed by the Corporations Act.

2.6 Shareholder Approval

The issue of the Preference Shares is subject to Sam's Seafood shareholders approving the Issue under Listing Rule 7.1 of the ASX Listing Rules as well as the adoption of new Article 7A into the Company's Constitution (details of Article 7A are set out in Section 8). This approval will be sought from shareholders at the General Meeting. If not received no Preference Shares will be issued and all Application Monies will be returned to Applicants within 7 days of the meeting.

2.7 Investment Risks

Investors should carefully read the section on Risk Factors outlined in Section 5. An investment of this kind involves a number of risks, a number of which are specific to Sam's Seafood and the industry in which it operates.

2.8 CHESS

Sam's Seafood will apply to the ASX for the Preference Shares to participate in the Securities Clearing House Electronic Subregister System known as CHESS. CHESS is operated by the ASX's Securities Clearing House ("SCH") in accordance with the ASX Listing Rules and the SCH Business Rules. After allotment of Preference Shares, those who are issuer sponsored holders will receive an issuer sponsored statement and those who are CHESS holders will receive an allotment advice.

The CHESS statements, which are similar in style to bank account statements, will set out the number of Preference Shares allotted to each successful applicant pursuant to this Prospectus. The statement will also advise holders of their holder identification number. Further statements will be provided to holders which reflect any changes in their holding in Sam's Seafood during a particular month.

2.9 Taxation

A broad outline of the consequences of buying, holding and disposing of Preference Shares under existing Australian taxation laws is set out in section 7. In any event though, investors should seek and rely on their own taxation and other professional advice regarding an investment in Sam's Seafood.

2.10 Electronic Prospectus

This Prospectus may be accessed on the Internet at www.egoli.com.au or www.sams.com.au. Any person accessing the electronic version of this Prospectus for the purposes of investing in the Company must only access this Prospectus from within Australia. The Corporations Act prohibits any person from passing on to another person the Application Form unless it is accompanied by a hard copy of this Prospectus or accompanies a complete and unaltered electronic version of this Prospectus. Investors should read the Prospectus before completing the Application Form. During the Offer period, any person may obtain a hard copy of this Prospectus on request and without charge by contacting Shaw.

Applications will not be received by email or any other electronic means.

3. KEY TERMS OF THE PREFERENCE SHARES

The terms and conditions of issue of the Preference Shares are set out in detail in Section 8. This information is a summary only of the material terms of the Preference Shares.

Issue Price/Face Value	The Preference Shares will be issued at $4.00 per Preference Share in minimum amounts of A$2,000 for 500 Preference Shares. Thereafter, applications must be in multiples of 250 Preference Shares.
Expected Allotment Date	25 June 2003.
Expected quotation date on ASX	2 July 2003.
Dividend Rate	Until the Preference Shares are converted into Shares, the Preference Shares will pay a cumulative dividend of 8.0% per annum. The dividend is payable half yearly in arrears generally on or before 30 June and 31 December. The first dividend is payable by 31 December 2003 and the final dividend payable by 30 June 2006. No dividend will be payable in respect of the period from 1 July 2006 until conversion on 31 October 2006.
Conversion	Preference Shares will be converted by the Company into Shares on 31 October 2006 in accordance with the Conversion Ratio.
Conversion Ratio	Each of the Preference Shares will convert into a number of Shares calculated in accordance with a conversion ratio, with reference to the volume weighted average sale price of Shares traded on the ASX during the 20 Business Days immediately preceding the conversion date. Based on a total number of Preference Shares issued under this Prospectus of 2,500,000, the number of Shares issued on conversion will be no more than that amount unless the Company's VWAP is less than the Face Value. In the event the Company's VWAP is in excess of the Face Value, the number of Shares issued on conversion will be an amount less than 2,500,000. The final number of Shares to be issued will be calculated in accordance with a formula set out more particularly in Section 8.
Ranking on Conversion	Each share issued on conversion will rank equally with all existing Shares then on issue, except that they will not be entitled to any dividend that has been declared or determined but not paid as at the conversion date.
Participation Rights	Prior to conversion, Preference Shareholders are not entitled to participate in rights issues, any return of capital, bonus issue or capital reconstruction. However, the conversion ratio will be adjusted in the case of a rights issue, return of excess capital or bonus issue. In the case of capital reconstructions, the Preference Shares will be reconstructed in accordance with the Listing Rules.
Voting Rights	Preference Shareholders are not entitled to vote at general meetings, unless provided for by the Listing Rules or the Corporations Act 2001.
Franking	Dividends will be franked to the extent of the available franking credits to the Company at the relevant time.
Listing	The Company will, within seven (7) days of the date of this Prospectus, apply for the Preference Shares to be quoted on the ASX.

4. SAM'S SEAFOOD AND ITS OPERATIONS

4.1 Introduction

Sam's Seafood is a public company incorporated and domiciled in Australia (ASX Code: SSS). The Company's shares were granted official quotation on the ASX on 21 December 2001. The Company has also established an American Depository Receipts program in the Over the Counter public market in the United States.

There are seven fully owned subsidiaries operating under the parent company – Sam's Seafood Holdings Limited namely, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd, Sam's Seafood Sunshine Coast Pty Ltd, Sam's Seafood Capricorn Coast Pty Ltd and Sam's Australia Limited (UK).

4.2 History

The business of Sam's Seafood was established in 1984 in Brisbane, Australia by the Noutsatos family and the business has grown from being a small retail operation 19 years ago, to become one of the major players in the seafood industry in Australia. The Company's business activities are structured into a vertically integrated business operation covering all aspects of the seafood supply chain – from the ocean to the retail customer.

The Company now has outlets in Brisbane, Redcliffe, Noosa Heads and Gladstone in Queensland, and an office in London, UK. The Company employs in excess of 300 persons throughout its operations.

4.3 Principal Activities

The principal activities of the Company and the entities it controls include:

- Commercial fishing;
- Wholesaling seafood and associated products throughout Queensland and other states in Australia;
- Retailing seafood at various retail outlets;
- Owning and operating the seafood restaurant and conference centre at Suttons Beach, Redcliffe, north of Brisbane;
- Processing seafood for sale to supermarket chains, restaurants etc both within the domestic and export markets;
- Exporting seafood to overseas markets including: the United Kingdom and other parts of Europe, the United States and other areas of Asia; and
- Cold Store operation.

4.4 Achievements Since ASX Listing

- Purchased a seafood distribution and retail business in July 2002 at Noosa, 150km north of Brisbane. This business has been completely transformed with new buildings, cold rooms and facilities along with an expanded staff structure.

- Purchased a seafood (principally mud crab) distribution business in November 2002 at Gladstone, 550km north of Brisbane. Sam's is currently undergoing a complete rebuilding programme for this business to accommodate a seafood retail site, along with additional facilities for both governmental and other commercial agencies.

- Concentrated on establishing the base for a diverse seafood export business, including the opening of a sales office in London in January 2003. This office services both the UK and European market opportunities for Sam's Seafood.

- Purchased and absorbed into the corporate structure, in January 2003 the "Ocean Fresh" seafood business, based in Brisbane. This business is heavily involved in servicing a range of seafood product for the domestic supermarket trade, particularly Coles and Bi-Lo.

- Commenced (in January 2003) the Company's land nationalisation program whereby strategic properties on which Sam's Seafood activities are conducted are sold to private investor trusts on a "sale and lease-back" arrangement. The first of these arrangements was in respect of the Noosa Heads operation.

- Generally, achieved impressive share price growth on the ASX since initially listed – gaining recognition as one of the best performed companies on the ASX during this period.

4.5 Review of Financial Performance

Sam's Seafood delivered total consolidated revenue of $33.6 million and $1.7 million net profit after tax during 2001/2002 financial year. The Company is well on target to achieve total revenue for the current financial year of $55 million and a $3 million after tax profit.

5. EFFECT OF ISSUE ON SAM'S SEAFOOD

5.1 Financial Position

To illustrate the effect of the issue on Sam's Seafood, the proforma consolidated statement of financial position has been prepared based on the 31 December 2002 consolidated statement of financial position. The consolidated statement of financial position as provided shows the effect of the Offer as if the Offer under this Prospectus had been made on 31 December 2002. The pro forma assumes that the Offer is fully subscribed.

The accounting policies adopted in preparation of the proforma consolidated statement of financial position are consistent with the policies adopted and as described in Sam's Seafood's financial statements for the year ended 30 June 2002. The financial statements for the half year ended 31 December 2002 were prepared in accordance with the same policies.

	Actual at 31 December 2002 $000	Preference Share Issue $000	Proforma December 2002 $000
CURRENT ASSETS			
Cash assets	**(1,676)**	**9,300**	**7,624**
Receivables	**5,146**	**-**	**5,146**
Inventories	**7,955**	**-**	**7,955**
Other	**249**	**-**	**249**
TOTAL CURRENT ASSETS	**11,674**	**9,300**	**20,974**
NON-CURRENT ASSETS			
Other investments	**17**	**-**	**17**
Property, plant and equipment	**13,947**	**-**	**13,947**
Intangible assets	**16,865**	**-**	**16,865**
TOTAL NON-CURRENT ASSETS	**30,829**	**-**	**30,829**
TOTAL ASSETS	**42,503**	**9,300**	**51,803**
CURRENT LIABILITIES			
Payables	**5,866**	**-**	**5,866**
Interest bearing liabilities	**1,671**	**-**	**1,671**
Current tax liabilities	**1,759**	**-**	**1,759**
Provisions	**236**	**-**	**236**
TOTAL CURRENT LIABILITIES	**9,532**	**-**	**9,532**
NON-CURRENT LIABILITIES			
Interest bearing liabilities	**10,654**	**-**	**10,654**
Provisions	**31**	**-**	**31**
TOTAL NON-CURRENT LIABILITIES	**10,685**	**-**	**10,685**
TOTAL LIABILITIES	**20,217**	**-**	**20,217**
NET ASSETS	**22,286**	**9,300**	**31,586**
EQUITY			
Contributed equity	**20,955**	**9,300**	**30,255**
Retained profits / (losses)	**1,331**	**-**	**1,331**
TOTAL EQUITY	**22,286**	**9,300**	**31,586**

5.2 Capital Structure

The share capital structure of Sam's Seafood immediately following the Issue will be as follows:

	Shares	$
Ordinary Shares on issue at 31/12/02	23,858,934	20,955,503
Issue of preference shares under Prospectus	2,500,000	10,000,000
Less costs of Issue		(700,000)
Proforma Contributed Equity	26,358,934	30,255,503

[*Note: The Company's American Depository Receipts that are traded in the United States, relate to existing issued Shares in Sam's Seafood*].

The Company has no options on issue.

5.3 Review of Major Transactions since 31 December 2002

In February 2003 Sam's Seafood Properties Limited, a wholly owned subsidiary of Sam's Seafood disposed of its premises at 124 Eumundi Road, Noosaville, Queensland to a property trust - Prophet Property Trust. The selling price for the land and building was $2,000,000. Sam's Seafood Sunshine Coast Pty Ltd has a 10-year lease of the property with initial annual gross rental of $200,000 to be increased by 4% per annum over the term of the lease. Sam's Seafood has guaranteed the rent to the property trust during the lease term. The profit on sale is approximately $1,000,000 before tax to the Sam's Seafood group during the current financial year.

In February 2003 Sam's Seafood Hamilton Limited, a wholly owned subsidiary of Sam's Seafood, acquired the Ocean Fresh Seafood business, a major seafood operator based in Brisbane, Queensland, which specialises in restaurant and supermarket trade, with an estimated annual turnover of $15 million.

The purchase price for the acquisition of the land, plant & equipment, stock and goodwill was $3,132,965. This consideration was satisfied by the payment of $2,132,965 cash and $1,000,000 in Sam's Seafood Shares. The Shares were provided by shareholder, Mrs. Tania Noutsatos, in part satisfaction of her vendor loan account with the Company. The number of Shares were 225,338, and will be held in voluntary escrow for 12 months by the purchaser.

6. RISK FACTORS

6.1 Introduction

An investment in Sam's Seafood involves a degree of risk.

There are a number of factors that may have a material adverse effect on Sam's Seafood's future operating and financial performance. The principal risk factors are described below. While some of these risks can be mitigated by the use of appropriate safeguards and systems, many are outside the control of Sam's Seafood and cannot be mitigated.

You should carefully consider the risks and uncertainties set out below and the information contained elsewhere in this Prospectus before you decide whether to apply for Preference Shares.

6.2 General Market Risk

Investors should recognise that the price of Preference Shares may fall as well as rise. In particular, the trading price of Preference Shares at any given time may be higher or lower than the price paid to acquire Preference Shares under this Offer. Further, there can be no assurance that an active trading market will develop in the Preference Shares.

Many other factors will also affect the price of the Preference Shares, including general fluctuations in the performance of local and international stock markets, movements in interest rates and exchange rates, general economic conditions and investor sentiment.

6.3 Specific Risks Relating to the Preference Shares

Preference Shares have rights which differ substantially from those of Shares including (but without limitation) the following:

- payment of dividends on the Preference Shares is subject to there being sufficient profits and funds available to do so. Dividends are cumulative, and therefore if a dividend is not declared in any period it must be made up in subsequent periods and in any event, before any dividend is paid in respect of Shares or other shares issued in the Company over which the Preference Shares rank in priority for participation in profits;
- Preference Shares rank after creditors. There is a risk that in the event of a winding up of Sam's Seafood there will be insufficient funds to provide a return of capital to holders of Preference Shares;
- when the Preference Shares are converted, they will convert into that number of Shares in Sam's Seafood, calculated with reference to the then ASX trading price for the Shares; and
- a general outline of the taxation consequences of investing in Preference Shares is set out in Section 7. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of particular investors.

Investors should therefore consider whether the Preference Shares are a suitable investment in light of their investment objectives, financial circumstances and the risk factors set out in this Prospectus.

6.4 Competition

The Company faces (and will no doubt face in the future) a variety of competitors in the markets where Sam's Seafood's products and services are sold. It may be possible for competitors to exert pressure on the Company through competitive pricing strategies. The ability of a current or new competitor (from both here in Australia as well as overseas) to have such an impact in the Company's markets could adversely impact on the financial performance of the Company. Similar competing services currently exist for the services of the Company.

The Company intends to maintain and expand brand awareness throughout the marketplace. However, there can be no guarantee that the Company's effort to maintain and increase market shares will be successful.

6.5 Contractual Arrangements

The Company relies, to a considerable degree, on the commercial relationships it has established over a number of years with various parties in the seafood industry. These range from suppliers of seafood product through to major supermarket chains, for example, who purchase product from the Company. These relationships have evolved and been enhanced by long periods of commercial dealings and are not, in virtually all cases, supported by any written contractual documentation.

The absence of contractual documents to underpin these commercial relationships should be regarded as an inherent risk that could impact on the Company's activities. However, while the Directors will take steps to document formal arrangements where considered necessary and appropriate, they firmly believe that in the seafood supply industry, it is the strength of the commercial relationship that underpins the continuity of dealing, and not the formal legal documentation.

6.6 Product Liability

Almost all product sold by the Company through its retail and wholesale operations is for human consumption. As a consequence the Company has established a variety of strict food hygiene protocols within its operations. The health and satisfaction of end-consumers is of the highest priority of the Company, as a food poisoning incident (for example) may not only harm the particular consumers, but irreparably damage the Company's overall reputation and financial prospects.

6.7 International Trading Influences

The activities of Sam's Seafood are becoming increasingly more focused on the marketing and supply of seafood product to export markets throughout North America, Europe and parts of Asia. As a consequence, international prices and exchange rate influences may have an impact upon the financial performance of the Company. In addition, the Company's profitability from servicing these international markets will depend on its ability to maintain (and attract) personnel and local networks who are willing to promote the Company's activities in certain overseas jurisdictions.

The Company is also closely monitoring any potential impacts of the SARS virus on the Seafood industry. To date, the activities of Sam's Seafood remain strong and do not appear to have been affected by recent war concerns or by the SARS epidemic. This is largely due to the diverse nature of the Company's operations in both local and overseas markets and strong orders for Australian Seafood products through overseas customers continues to be experienced. In addition, the current negative impact on seafood prices in Australia is expected to improve the price competitiveness of Sam's Seafood against other overseas competitors – thereby enhancing the Company's ability to expand further into existing and potential overseas markets.

6.8 Rapid Technological changes

Rapid changes in technology are redefining the products and services demanded by customers and the ability to compete in the segments in which Sam's Seafood operates. This is especially the case with cool-chain management and other product distribution logistics. There is a risk that competitors will deploy or develop technology which may provide them with advantages relative to Sam's Seafood. However, Sam's Seafood believes it has successfully adapted to such technological change in the past and in fact relies upon technological change to provide new opportunities to expand its product offering.

6.9 Management of Expansion

There can be no assurance that Sam's Seafood will be successful in implementing and managing its expansion strategy.

Implementation of Sam's Seafood's expansion strategy is likely to require changes in staffing, management, operations and systems resources. In addition, there is a possibility that Sam's Seafood's expansion may not increase profitability. There is also the risk that Sam's Seafood may not be able to deploy suitable resources (including staff) to take advantage of the opportunities arising from the expansion to the extent expected within expected time frames.

6.10 Uncertainty of Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors, including the pace and magnitude of its development of its business. The Company believes that its available cash and the net proceeds of this Offer will be adequate to satisfy its anticipated current working capital requirements. Should the Company require additional funding, there can be no assurance that additional financing will be available on acceptable terms or at all.

Any inability to obtain additional financing, if required, would have a material adverse effect on the Company's business, financial condition and results of operations.

6.11 Dependence on key personnel

The key personnel employed by Sam's Seafood have a high degree of expertise and the Company is reliant upon their services to operate its business. While Sam's Seafood has contracts of service or employment contracts with key personnel and consultants it cannot ultimately prevent any employee or consultant from leaving. Loss of key staff or consultants or the inability to recruit and retain high calibre staff to manage future growth and operations could adversely affect Sam's Seafood. In addition, Sam's Seafood is dependent on key personnel including the Managing Director, Nick Noutsatos.

6.12 Reliance on third parties

Sam's Seafood, as is normal in the retail industry, is reliant on third parties for the development of new products and services which it sells. Industrial disputes, natural disasters, financial failure and default on the provision of services by such third parties has the potential to cause a financial loss to the Company.

6.13 Government Actions

The activities of Sam's Seafood could be affected by government actions in Australia and other countries or jurisdictions in which it conducts activities. These actions include government legislation, guidelines and regulations in relation to the seafood industry. Any such government action may have a material adverse effect on the Company's business and financial condition.

6.14 General Risk Factors

Sam's Seafood is exposed to a number of general risks that could affect its assets and liabilities, financial position, profits and losses and prospects. In common with other enterprises undertaking business in the retail sector, some risks are substantially outside the control of the Company. These include:

- Changes in the general economic outlook both in Australia and globally may have an impact upon the performance of the Company. Such changes may include:
  - contractions in the Australian economy or increases in the rate of inflation resulting from domestic or international conditions (including movements in domestic interest rates and reduced economic activity);
  - adverse changes in the retail environment;
  - adverse changes in consumer sentiment;
  - increases in expenses including costs of goods and services used by the Company;
  - new or increased government taxes or duties or changes in taxation laws including imposts such as royalties, charges and taxes affecting the retail activities; and
  - strength of the equity and share markets in Australia and throughout the world.

- Abnormal stoppages in the production or delivery of the products sold by Sam's Seafood due to factors such as war, political or civil unrest and industrial disruption.
- Increases in capital expenditure requirements and/or operating costs.
- Failure of customers and counter parties to meet their obligations under sales contracts.
- Decrease in demand for existing products.

7. SUMMARY OF AUSTRALIAN TAXATION ISSUES

The following information provides a broad outline of the consequences of buying, holding and disposing of the Converting Preference Shares (Preference Shares) in Sam's Seafood under existing Australian taxation laws at the time of preparation of this summary. As part of the Government's Business Tax Reform, new debt/equity rules determine whether an interest is either a debt interest or an equity interest for taxation purposes. The new debt/equity rules apply to payments on debt and equity interests which are issued on or after 1 July 2001. Based on the debt/equity rules, the Preference Shares to be issued by Sam's Seafood will constitute equity and, as such, the returns on the Preference Shares will be treated as dividends.

The following is a summary of the Australian income tax implications of an Australian resident (for tax purposes) acquiring, holding and disposing of the Preference Shares. The information below is not intended to be an authoritative or exhaustive statement of the law applicable to the particular circumstances of all taxpayers. The information is not intended to be advice and should not be relied upon on that basis.

The taxation implications for particular investors may vary from the following depending on their own circumstances. For this reason, it is strongly recommended that all investors seek independent tax advice before deciding to invest in the Preference Shares.

The information applies to Australian resident individuals, Australian complying superannuation funds and Australian resident corporate shareholders who hold the Preference Shares on capital account. It does not apply to shareholders who are not resident in Australia for tax purposes, or shareholders who hold their Preference Shares on revenue account (e.g. in general, shareholders who are professional share traders, banks or insurance companies) or who hold their Preference Shares for the purpose of sale at a profit. No reference to trust taxpayers is made as it is assumed most will be family discretionary trusts where the trustee is not taxed and all income (including dividends and capital gains) flows through to the beneficiaries (refer to discussion below regarding shares held 'at risk') who are predominantly individuals and companies.

This summary sets out the consequences for different types of taxpayer of:

- receipts of dividends;
- conversion of Preference Shares to Ordinary Shares; and
- sale of Preference Shares on the ASX.

7.1 Receipt of Dividends

Individuals

Investors who are individual taxpayers must include all dividends received in respect of the Preference Shares in their assessable income.

To the extent the dividend is franked, the tax liability is calculated by first 'grossing up' the amount of the dividend by the imputation credit (i.e. 30/70 - based on a 30% company tax rate) to take account of the tax already paid. Holders apply their marginal tax rate to the 'grossed up' dividend amount, then receive a credit equal to the imputation credit (for the tax paid by Sam's Seafood). This is referred to as the 'gross-up and credit approach'. If the holder's marginal tax rate is greater than 30%, they will be required to pay 'top up tax' in the amount of the excess. If their marginal tax rate is less than 30%, they receive a credit (against tax on other income) or refund of the excess imputation credits.

To the extent that the dividend is unfranked, there is no gross-up and holders will be taxed at their marginal tax rate on the dividend received with no franking credit.

Importantly, provisions in the income tax law set out the circumstances in which an investor (a 'qualified person') can qualify for a franking credit or a franking offset in respect of the dividends paid on the

Preference Shares. These provisions are referred to as the 'holding period and related payments' rules and require investors to have held their Preference Shares 'at risk' for at least 90 days (e.g. hedging arrangements in relation to the Preference Shares may mean that they are not held 'at risk').

These anti-avoidance measures are intended to counter arrangements that seek to provide franking credits and the franking offsets to persons who were not effectively the owners of the shares that generated the benefits.

Further, an individual investor will be a qualified person in relation to all dividends paid during a year of income on shares held by the investor if the total franking credits the investor would be entitled to in that year of income, if the investor were a qualified person in relation to each of those dividends, does not exceed $5,000.

Investors should seek independent tax advice if they think these anti-avoidance rules will apply to them.

Complying Superannuation Funds

Generally speaking, complying superannuation funds treat the receipt of a dividend in the same way as an individual. Complying superannuation funds are entitled to a franking credit for the tax paid by Sam's Seafood. As the applicable tax rate for a complying superannuation fund is less than the company tax paid in respect of the dividend, the excess will offset tax payable on the fund's other assessable income or a refund of the excess imputation credits arises.

The holding period and related payments rules apply equally to superannuation funds as they do to individuals. However, certain institutional investors, such as complying superannuation funds, may be treated as qualified persons and satisfy the holding period requirements under a formula-based method whereby a trustee of a complying superannuation fund can elect to have a franking rebate ceiling apply. Under the test, the minimum franking rebate a complying superannuation fund is entitled to in an income year cannot exceed the amount (increased by 20%) of franking credits to which the taxpayer would be entitled in respect of dividends paid on a benchmark portfolio of shares with the fund's net equity exposure. The election to have the ceiling apply cannot be revoked without permission from the Commissioner of Taxation.

Companies

A corporate taxpayer must include in its assessable income all dividends received in respect of the Preference Shares. To the extent that the dividend is franked, the company will, like other taxpayers, also include the imputation credit in its assessable income and be entitled to a franking offset (i.e. the gross-up and credit approach). Importantly, any excess franking offset is not refundable. The intercorporate dividend rebate in respect of franked dividends ceased to apply from 1 July 2002.

In addition, corporate taxpayers must record a credit in their franking account, for the potential future benefit of their shareholders, for the franked amount of the dividend. No franking offset is applicable in respect of an unfranked dividend.

A corporate holder is also required to hold its Preference Shares 'at risk' for 90 days in order to receive the franking offset.

Notification of Tax File Number

At the time of applying for the Preference Shares, investors will be required to notify Sam's Seafood of their tax file number (TFN). Under the Pay As You Go system, a resident investor who fails to notify Sam's Seafood of their TFN will have income tax at the highest marginal rate (currently 47%) plus the Medicare levy (1.5%), deducted from the unfranked portion of the dividend payment.

7.2 Conversion to Ordinary Shares

Individuals, Complying Superannuation Funds, Companies

As the conversion of the Preference Shares into Ordinary Shares does not constitute a cancellation, redemption or termination of the Preference Shares, there is no disposal for capital gains tax (CGT) purposes.

For the purposes of calculating any future capital gains, the cost base and reduced cost base of the Ordinary Shares received upon conversion will be equal to the sum of the cost base of the Preference Shares (being the amount paid for the Preference Shares plus incidental costs of acquisition such as stamp duty and brokerage) at the conversion time.

This treatment is the same for individuals, complying superannuation funds and companies.

7.3 Sale on the ASX

Individuals

If holders of Preference Shares sell the shares on the ASX they will be subject to CGT.

The capital gain or loss arising to the holder on sale will depend on the cost base or reduced cost base of the Preference Shares compared with the price at which the Preference Shares were sold. Broadly, the cost base and reduced cost base of the Preference Shares will be their acquisition cost plus any incidental costs of acquisition.

If the sale triggers a capital gain, the CGT discount may be available to reduce the taxable gain by 50%. To qualify for the discount, investors must have held their Preference Shares for at least 12 months and one day. In other words, the CGT discount is not available for Preference Shares which are disposed of within 12 months of the 'acquisition' date for CGT purposes.

If the sale triggers a capital gain and the holders of the Preference Shares have capital losses, before holders apply the 50% discount, they must calculate their net gain by offsetting the gain with those losses.

Complying Superannuation Funds

The CGT provisions apply to complying superannuation funds in the same way as they apply to individual shareholders in relation to the Preference Shares with the exception for complying superannuation funds where the CGT discount percentage is $33^1/_3$% as opposed to 50%.

Companies

Capital gains made by companies do not receive the benefit of any CGT discount. The relevant CGT provisions otherwise apply to companies who hold Preference Shares in the same way as they apply to individual holders of the Preference Shares.

8. CONDITIONS OF ISSUE OF PREFERENCE SHARES

8.1 General

The rights attaching to the Preference Shares will be governed by the Company's Constitution and in particular Article 7A.

The rights attaching to Shares, into which Preference Shares will be converted, are also set out in the Constitution.

8.2 Specific Terms and Conditions

Set out below is the proposed text of the new Article 7A, to be included in the Company's Constitution, if approved by shareholders at the General Meeting. These are the terms and conditions applying to the Preference Shares.

7A.1 **FACE VALUE**

The face value of each Preference Share will be $4.00 (Face Value).

7A.2 **DIVIDENDS**

(a) **Dividends**

Subject to these terms, the holder of each Preference Share is entitled to a dividend (Dividend) calculated in accordance with the following formula:

$$\text{Dividends} = \frac{\text{Dividend Rate} \times \$4 \times N}{365}$$

Where:

N is the number of days from (and including) the date of allotment of the Preference Share or the preceding Dividend Payment Date (whichever is the later) until (but not including) the relevant Dividend Payment Date; and the
Dividend Rate is 8%

(b) **Payment of Dividend**

The payment of a Dividend is subject to there being sufficient profits and funds available for the Company to do so.

(c) **Cumulative Nature of Dividends**

The entitlement of the holder of a Preference Share to the payment of Dividends is cumulative so that if, in respect of a Dividend Payment Date, the dividend declared on a Preference Share is less than the Dividend calculated in accordance with Article 7A.2(a), this shortfall will be added to the Dividend for the Preference Share at the next Dividend Payment Date.

(d) **Calculation of Dividends**

All calculations of Dividends will be to two decimal places. For the purposes of making any Dividend payment in respect of a holder's aggregate Preference Shares, any fraction of a cent will be disregarded. No dividend is payable in respect of the period 1 July 2006 until conversion of the Preference Shares on 31 October 2006.

(e) **Dividend Payment Dates**

(i) Subject to this Article, Dividends will be payable on each Preference Share in arrears on or before 31 December 2003 and thereafter by each 30 June and 31 December with the final payment on 30 June 2006; and

(ii) if the date for payment specified in paragraph (i) is not a Business Day, payment will be made on the next Business Day.

(f) **Record Dates**

A Dividend is only payable to those persons registered as holders of Preference Shares at the date on which the books of the Company close for Preference Shareholders in respect of each relevant Dividend.

(g) **Franking**

Dividends will be franked to the extent of the available franking credits to the Company at the relevant time.

(h) **Deductions**

The Company will be entitled to deduct from any Dividend payable to a holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Company to the appropriate authority and the balance of the amount payable has been paid to the holder concerned, then the full amount payable to such holder is deemed to have been duly paid and satisfied by the Company. The Company must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any holder deliver to that holder a copy of the relevant receipt issued by the revenue authority without delay after it is received by the Company.

(i) **Restrictions in case of non-payment**

The Company must not without approval of a special resolution passed at a separate meeting of holders of the Preference Shares:

(i) declare or pay a cash Dividend or make any distribution or any share capital over which the Preference Shares rank in priority for participation in profits; or

(ii) redeem, reduce, cancel, or acquire for any consideration any share capital of the Company (other than a Preference Share),

until such time as the Dividends payable in respect of the Preference Shares (including those Dividends not paid, as referred to in Article 7A.2(c)) have been paid in full.

7A.3 CONVERSION

(a) **Meaning of Conversion**

Each Preference Share confers all of the rights attaching to fully paid Ordinary Shares but these rights do not take effect until 5.00pm Brisbane time on the date the Preference Shares are converted as determined below. At that time:

(i) all other rights and restrictions conferred on the Preference Shares under the terms of issue will no longer have effect (except for rights relating to a Dividend payable on or before the date of conversion which will subsist); and

(ii) each Preference Share will rank equally with all other fully paid ordinary shares then on issue and the Company will issue a statement that the holder of those shares holds a share so ranking.

The taking effect of the rights of a Preference Share under this clause and the allotment of ordinary shares under Article 7A.3 is, for the purposes of these terms of issue, together termed "conversion". Conversion does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than the shares allotted under Article 7A.3).

(b) **Conversion by the holder**

Holders of Preference Shares may require the Company to convert all or some of their Preference Shares by giving a notice to the Company at any time after any of the following events occurs, but no later than 30 Business Days after the publication of the notice under Article 7A.3(e)(i):

(i) the Company resolves in general meeting to be wound up;
(ii) a provisional liquidator is appointed to the Company;
(iii) a Court makes an order to wind up the Company (other than to effect a solvent reconstruction);
(iv) an administrator of the Company is appointed under sections 436A, 436B or 436C of the Corporations Act;
(v) the Company executes a deed of company arrangement;
(vi) the ordinary shares or the Preference Shares are suspended from trading on ASX for more than 20 successive business days; or
(vii) the Company announces to the ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction).

The date of conversion will be the last Business Day of the second week following the receipt of the holder's notice by the Company.

(c) **Conversion by holder after takeover bid**

Holders of Preference Shares may require the Company to convert all or some of their Preference Shares by giving a notice to the Company at any time after one of the following events occurs, but no later than 30 Business Days after the publication of the notice under Article 7A.3(e)(i):

(i) a takeover bid is made to acquire all or some of the ordinary shares and the offer is, or becomes unconditional and:

(1) the bidder has a relevant interest in more than 50% of the ordinary shares on issue; or
(2) the Directors issue a statement recommending acceptance of the offer; or

(ii) a Court approves the convening of a meeting to consider a scheme of arrangement under Part 5.1 of the Corporations Act which, when implemented, will result in a person having voting power in the Company of more than 50%.

In that event, the date of conversion will be the earlier of:

(iii) the last Business Day of the second week following the receipt of the holder's notice by the Company; or
(iv) the second Business Day before the closing date of the takeover bid or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the holder's notice is received by the Company.

(d) **Conversion by the Company**

The Company may convert or exchange all or some of the Preference Shares by giving notice to the holders if the Directors resolve (having obtained an opinion from reputable legal counsel or tax or accounting adviser) that a change in any law, interpretation, ruling issued by any relevant government body (including one relating to taxation) or accounting standard has occurred (or is announced) and that change will:

(i) materially increase the net costs to the Company of having Preference Shares on issue;
(ii) affect whether the Preference Shares can be franked or whether the holders are entitled to franking credits;
(iii) affect whether the Preference Shares are treated as debt or equity for tax or accounting purposes; or
(iv) impose additional requirements that the Directors consider unacceptable.

The conversion or exchange date will be the Dividend Payment Date which is more than 21 business days immediately after giving notice.
In addition, the Company may convert all of the Preference Shares by giving notice to the holders if an event described in Article 7A.3(c) occurs. In that event, the date of conversion will be the earlier of:

(v) the last Business Day of the second week following the date the Company sends notice to the holder; or
(vi) the closing date of the takeover bid, or the completion of the scheme of arrangement (as applicable) so long as that date falls after the date on which the Company sends notice to the holder.

In any event, the Company will convert any Preference Shares, not previously converted, automatically on 31 October 2006.

(e) **Formalities of conversion**

(i) The Company must notify Preference Shareholders of the occurrence of an event described in Articles 7A.3(b) or (c) by publishing a notice in *The Australian* or daily financial newspaper in Australia which specifies the particular event as soon as practicable after becoming aware of it.
(ii) To be valid, notice from a holder must specify the number of Preference Shares to be converted (which must be the holder's entire holding or at least 50% of their Preference Shares holding). Once a notice is given, the holder must not deal with, transfer, dispose of or otherwise encumber the relevant Preference Shares.
(iii) A notice given by a Preference Shareholder under Articles 7A.3(b) or (c) must be given by the registered holder and, if requested by the Company, must be accompanied by evidence of title acceptable to the Company for the Preference Shares being converted or exchanged.
(iv) A form of notice which may be used by Preference Shareholders under Articles 7A.3(b) or (c) will be made available by the Company upon request.
(v) A notice given by the Company or a Preference Shareholder under Articles 7A.3(b), (c) or (d) is irrevocable.
(vi) Where the Company is required by a holder to convert or exchange a Preference Share, or it elects to do so under Article 7A.3(d), the Company must:

   (1) convert the Preference Share in accordance with these terms of issue; and
   (2) at least 21 Business Days before the relevant conversion date, give notice to the relevant holder indicating whether the Preference Share will be converted (or whether a combination of those actions will be taken). If notice is not given, the Company is taken to have elected to and must convert the Preference Share into ordinary shares.

(vii) The Company is not restricted from giving a notice under Article 7A.3(d) merely because a holder has given a notice under Articles 7A.3(b) or (c). In that event, the Company's notice will prevail if there is any inconsistency.

(f) **Conversion into Ordinary Shares**

(i) This clause will apply when Preference Shares are to be converted into ordinary shares.

Upon conversion, each Preference Share will be converted into that number of ordinary shares in accordance with the Conversion Ratio (including any fractions), where the Conversion Ratio is calculated in accordance with the following formula:

$$\frac{P + ([|(VWAP-B)| + (VWAP-B)] \times E / 2)}{VWAP}$$

Where:

Issue price: P = $4.00
Current Share Price: VWAP (see below)
Entitlement Hurdle: B = $4.00
Entitlement %: E = 50%

VWAP means, subject to Article 7A.3(g), the VWAP during the period (Reference Period) of:

- if conversion is a direct result of a suspension of trading described in Article 7A.3(b)(vi), 20 Business Days immediately preceding, but not including, the first day the Preference Shares are suspended;
- if conversion is a direct result of any other event described in Article 7A.3(b), 20 Business Days immediately following the date of that event, or if trading in the Preference Shares has been suspended in connection with the relevant event, the 20 Business Days before that suspension; or
- otherwise, 20 Business Days immediately preceding, but not including, the conversion date.

(ii) Where the total number of additional ordinary shares to be allotted on conversion to a Preference Shareholder includes a fraction, that fraction will be disregarded.

For the avoidance of doubt, the following examples illustrate the operation of the above formula:

- If at conversion time, the VWAP was $2.00, then the number of ordinary shares to be issued on conversion is:

$$2{,}500{,}000 \text{ times } \left[\frac{4 + ([|(2-4)| + (2-4)] \times 50\% / 2)}{2}\right]$$

= 2,500,000 x 2
= 5,000,000

- If at conversion time, the VWAP was $8.00, then the number of ordinary shares to be issued on conversion is:

$$2{,}500{,}000 \text{ times } \left[\frac{4 + ([|(8-4)| + (8-4)] \times 50\% / 2)}{8}\right]$$

= 2,500,000 x 6/8
= 1,875,000

(g) **Adjustment to VWAP**

For the purposes of calculating VWAP in Article 7A.3(f)(ii):

(i) where, on some or all of the Business Days in the Reference Period, ordinary shares have been quoted on ASX as *cum* dividend or *cum* any other distribution or entitlement and the Preference Shares will convert into ordinary shares after the date those ordinary shares no longer carry that entitlement, then the VWAP on the Business Days on which those Preference Shares have been quoted *cum* dividend or *cum* entitlement shall be reduced by an amount (*Cum* Value) equal to:

(1) (in case of a Dividend or other distribution), the amount of that Dividend or distribution including, if the Dividend is franked, the amount that would be included in the assessable income of a recipient of the Dividend or distribution who is a natural person under the Tax Act;

(2) (in the case of an entitlement which is traded on the ASX on any of those Business Days), the volume weighted average price of all such entitlements sold on the ASX during the Reference Period on the Business Days on which those entitlements were trading; or

(3) (in the case of an entitlement not traded on the ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors; and

(ii) where, on some or all of the Business Days in the Reference Period, ordinary shares have been quoted *ex* dividend, *ex* distribution or *ex* entitlement, and the Preference Shares will convert into ordinary shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those ordinary shares have been quoted *ex* dividend, *ex* distribution or *ex* entitlement shall be increased by the *Cum* Value.

(h) **Adjustment to the Conversion Ratio for a takeover or scheme of arrangement**

In the case of conversion under Article 7A.3(c) or (d) as a result of a takeover or a scheme of arrangement, VWAP in the formula in Article 7A.3(e) will be the lesser of:

(i) 95% of the offer price under the takeover offer or the consideration under the scheme of arrangement; and

(ii) the VWAP over the 20 business days immediately preceding the announcement of the takeover offer or the scheme of arrangement plus 50% of the amount calculated by subtracting that VWAP from the offer price or the consideration (as applicable).

The offer price or consideration under the takeover offer or scheme of arrangement is the cash consideration offered for each Ordinary Share or, if cash consideration is not the only consideration offered, 95% of the value of the consideration offered as reasonably determined by an independent investment bank appointed by the Directors (which shall act as an expert).

(i) **Discretion in adjustment of conversion mechanism**

Where:

(i) the ordinary shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities;

(ii) the number of ordinary shares to be allotted on conversion of the Preference Shares, is not, in the reasonable opinion of the Directors, appropriate in any particular circumstances;

(iii) the Company undertakes a bonus issue or makes a pro rata offer to ordinary share holders to subscribe for, or purchase, securities in the Company or in any other body corporate in a way which, in the reasonable opinion of the Directors, has a diluting or concentrative effect on the value of ordinary shares; or

(iv) any other similar event occurs in relation to the Company that may have a diluting or concentrative effect on the value of the ordinary shares,

and the Directors determine that any such occurrence would, in the reasonable opinion of the Directors, affect the relative values of the Preference Shares and the ordinary shares, the Directors may extend an entitlement to the holders of Preference Shares to participate in such distribution or pro rata offer based upon the number of ordinary shares to which those holders would have been entitled if their Preference Shares had been converted on a date nominated by the Directors and adapting the formula Article 7A.3(e) as the Directors reasonably consider appropriate to maintain the relativity.

7A.4 PREFERENCE SHARES GENERAL RIGHTS

(a) **Preference Shares rights ranking**

Preference Shares rank equally amongst themselves in all respects.

(b) **Preferential Dividend**

Until conversion, the Preference Shares rank in priority to ordinary shares for the payment of Dividends.

(c) **Return of Capital**

Until conversion, if there is a return of capital on a winding up of the Company, Preference Shareholders will be entitled to receive out of the assets of the Company available for distribution to holders of Preference Shares, in respect of each Preference Share held, a cash payment equal to the sum of:

(i) the amount of any Dividend (whether declared or not) calculated on a daily basis (assuming a 365 day year) throughout the period from and including the date of the preceding Dividend Payment Date to the date of commencement of the winding up; and

(ii) the Face Value,

before any return of capital is made to holders of ordinary shares or any other class of shares ranking behind the Preference Shares.

Preference Shares do not confer on their holders any right to participate in profits or property except as set out in these terms of issue.

(d) **Shortfall on winding up**

If, upon a return of capital, there are insufficient funds to pay in full the amounts referred to in Article 7A.4(c) and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the Preference Shares on a winding up of the Company, the holders of the Preference Shares and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

(e) **Participation in surplus assets**

Until conversion, the Preference Shares do not confer on their holders any further right to participate in the surplus assets of the Company on a winding up.

(f) **Restrictions on other issues**

Until all Preference Shares have been converted, the Company must not, without approval of a special resolution passed at a separate meeting of holders of the Preference Shares, issue shares ranking in priority to the Preference Shares or permit the variation of any rights

of any existing shares to shares ranking equally or in priority to the Preference Shares, but the Directors are at all times authorised to issue further Preference Shares ranking equally with any existing Preference Shares.

(g) **Takeovers and schemes of arrangement**

If a takeover bid is made for ordinary shares, acceptance of which is recommended by the Directors, or the Directors recommend a member's scheme of arrangement, the Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Preference Shareholders or that they participate in the scheme of arrangement.

(h) **Participation in New Issues**

Until conversion, the Preference Shares confer no rights to subscribe for new securities in the Company or to participate in any bonus issues.

7A.5 VOTING RIGHTS

A Preference Share does not entitle its holder to vote at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

- (i) to reduce the share capital of the Company;
- (ii) that affects rights attached to the Preference Shares;
- (iii) to wind up the Company; or
- (iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;
(c) during a period in which a Dividend or part of a Dividend on the Preference Shares is in arrears; or
(d) during the winding up of the Company.

For this purpose, a Dividend will be in arrears only if, at the time of the meeting, a Dividend has been declared but has not been paid in full by the relevant payment date.

7A.6 QUOTATION ON ASX

The Company must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of the Preference Shares on the ASX and all converted Preference Shares and ordinary shares issued under Article 7A.3(f) on each of the stock exchanges on which other ordinary shares of the Company are quoted on the date of conversion.

7A.7 AMENDMENTS TO THE TERMS OF ISSUE

Subject to complying with all applicable laws, the Company may, without the authority, assent or approval of Preference Shareholders, amend or add to these terms of issue if such amendment or addition is, in the opinion of the Company:

(a) of a formal, minor or technical nature;
(b) made to correct a manifest error; or
(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the holders of the Preference Shares.

7A.8 INTERPRETATION

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these terms of issue and the Company's Constitution, then, to the maximum extent permitted by law, the provisions of these terms of issue will prevail.

(b) If a calculation is required under these terms of issue, unless the contrary intention is expressed, the calculation will be performed to two decimal places.

(c) Definitions and interpretation under the Company's Constitution will also apply to these terms of issue.

(d) In this Article 7A, the following expressions shall have the following meanings:

ASX means the Australian Stock Exchange Limited;

Business Day means a day on which trading on ASX is conducted;

Conversion has the meaning set out in Article 7A.3(a);

Conversion Ratio means an amount calculated in accordance with the formula set out in Article 7A.3(f)(i);

Dividend means the Dividend to which each Preference Shareholder is entitled under Article 7A.2(e);

Dividend Payment Date means each date on which a Dividend is payable in accordance with Article 7A.2(e) whether or not a Dividend is paid on that date;

Face Value means $4.00;

Reference Period has the meaning set out in clause 7A.3(f)(i) in the definition of "VWAP";

Tax Act means:

(i) the *Income Tax Assessment Act* 1936 or the *Income Tax Assessment Act* 1997 as the case may be as amended and a reference to any section of the *Income Tax Assessment Act* 1936 includes a reference to that section as rewritten in the *Income Tax Assessment Act* 1997;

(ii) any other Act setting the rate of income tax payable; and

(iii) any regulation promulgated thereunder; and

VWAP means the average of the daily volume weighted average sale price of ordinary shares sold on the ASX during the relevant period or on the relevant days (excluding any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, any overseas trades or the exercise of options over ordinary shares).

9. ADDITIONAL INFORMATION

9.1 Transaction Specific Prospectus

Sam's Seafood is a disclosing entity and therefore subject to regular reporting and disclosure obligations under the *Corporations Act 2001*. Under those obligations, Sam's Seafood is obliged to comply with all applicable continuous disclosure and reporting requirements in the ASX Listing Rules.

This Prospectus is issued under Section 713 of the *Corporations Act 2001*. This section enables disclosing entities to issue a prospectus in relation to securities in a class of securities which has been quoted by ASX at all times during the 12 months before the date of the Prospectus or options to acquire such securities. Sam's Seafood relies on ASIC Class Order 00/195 in issuing a prospectus under section 713 of the Corporations Act offering Preference Shares. Apart from formal matters this Prospectus need only contain information relating to the terms and conditions of the Offer, the effect of the Offer on the Company and the rights and liabilities attaching to the Preference Shares and the Underlying securities, the Shares.

Copies of the documents lodged by Sam's Seafood with ASIC may be obtained from, or inspected at an office of ASIC.

The Company will provide a copy of any of the following documents, free of charge, to any person who asks for a copy of the document before the Closing Date in relation to this Prospectus:

- audited financial statements for the Company for the year ended 30 June 2002;
- half-yearly financial statements for the Company for the period ending 31 December 2002;
- any other financial statements lodged in relation to Sam's Seafood with ASIC and any continuous disclosure notices given by Sam's Seafood to ASX, in the period starting immediately after lodgment of the half-yearly financial statements of Sam's Seafood and ending on the date of lodgment of this Prospectus with ASIC being the following announcements:
    - Company books 40% increase in NPAT to $1.009million (made on 7 March 2003);
    - Change of Director's Interest Notice (made on 14 March 2003);
    - Signing of Heads of Agreement (made on 3 April 2003);
    - Clarification: Market Concern Over SARS Impact on Seafood Industry (made on 17 April 2003).

The highest and lowest prices of shares in the Company on the ASX in the 6 month period before the date of this Prospectus and the respective dates of those sales were $5.45 on 14 November 2002 and $3.10 on 11 December 2002.

9.2 Rights and liabilities attaching to Shares issued on conversion of Preference Shares

The rights attaching to ownership of the Shares issued on conversion of the Preference Shares arise from a combination of the following:

- the Constitution of the Company; and
- in certain circumstances, regulated by the Corporations Act, the ASX Listing Rules and the general law.

A summary of the more significant rights attaching to the Shares is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of the Company's Shareholders.

- *Notice of Meetings*

Each Shareholder is entitled to at least 28 days written notice of a meeting of members of the Company. Shareholders are also entitled to all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the ASX Listing Rules.

- *Voting Rights*

Subject to the Constitution and to any rights and restrictions attaching to any class of shares, at meetings of Shareholders or classes of Shareholder, each Shareholder entitled to attend and vote may attend and vote in person or by proxy or by attorney and, where the Shareholder is a body corporate, by representative.

On a show of hands every Shareholder present having the right to vote at the meeting has one vote. On a poll every Shareholder present has one vote for each fully paid share and, in the case of partly paid shares or share held by the Shareholder, a fraction of a vote equivalent to the proportion which the amount paid (but not credited) is of the total amounts paid and payable (excluding amounts credited) on the share or shares held.

- *Dividends*

Subject to the Corporations Act and to any special rights or restrictions attached to any shares, Directors may from time to time authorise the Company to pay interim and final dividends which appear to the Directors to be justified by the profits of the Company.

- *Transfer of the Shares*

Uncertificated System

Transfer of shares may be effected by an instrument of transfer in accordance with any system recognised by the ASX Listing Rules and effected in accordance with the Securities Clearance House Business Rules approved under the Corporations Act or by an instrument of transfer in any usual from or by another form approved by the Directors or recognised by the Corporations Act or the ASX Listing Rules.

Certificated System

Subject to the Constitution and the Corporations Act, a Shareholder's share may be transferred by instrument in writing in any form authorised by the Corporations Act and the ASX Listing Rules or in any other form authorised by the Corporations Act and the ASX Listing Rules or in any other form that the Directors approved. No fee shall be charged by the Company on the transfer of any shares.

Refusal to Register

The Directors, may, in their absolute discretion, refuse to register any transfer of share or other securities where permitted to do so by the Corporations Act, the ASX Listing Rules or the SCH Business Rules. The Directors must refuse to register any transfer of shares or other securities when required to do so by the Corporations Act or the ASX Listing Rules. If the Directors decline to register a transfer, the Company must within 5 business days after the date of lodgement of such transfer give to the lodging party written notice of the refusal and the reasons for it.

- *Winding up*

If a company is wound up the liquidator may, subject to a special resolution of the company, divide the assets of the company amongst the members and may determine how the division shall be carried out as between members and different classes of members.

- *Variation of Rights*

The rights attached to any class of Share may, unless their terms of issue state otherwise, be varied or cancelled with the written consent of the holders of three quarters of the issued shares of the class or by a special resolution passed at a separate meeting of the Shareholders of the class.

The rights conferred on holders of shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by the issue of more shares or the conversion of securities to new securities which rank equally with or in priority to those shares.

9.3 Directors' Interests

The nature and extent of the interest (if any) that any of the Directors of the Company holds, or held at any time during the last 2 years in:

(a) The formation or promotion of the Company;
(b) Property acquired or to be acquired by the company in connection with:

  (i) its formation or promotion; or
  (ii) the Offer; or

(c) The Offer,

is set out below.

Other than as set out below or elsewhere in this prospectus, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit to any director or proposed director:

(a) to induce them to become, or to qualify as, a director of the Company; or
(b) for services provided by a director in connection with:

  (i) the formation or promotion of the Company; or
  (ii) the Offer.

Set out below are details of the interest of the Directors in the securities of the Company immediately prior to lodgement of the Prospectus with the ASIC. Interest includes those held directly and indirectly. The table does not take into account any Preference Shares the directors may acquire under the Offer.

Director	Number of Shares	Number of Options
Grahame Denovan	72,533	-
Nicholas Noutsatos	7,731,949	-
Richard Abel	86,250	-
Bill Matthews	63,666	-
Adrian Vos	503,067	-

9.4 Placement Agreement

The Company entered into a Placement Agreement with Shaw dated 20 May 2003 under which the Lead Manager has agreed to place up to 2,500,000 Preference Shares in the Company under this Prospectus ("the Agreement") on a best endeavours basis. Under the Agreement, the Company has agreed to pay to the Lead Manager a management fee of 1% and a placement fee of 5% of the amount to be raised under this Prospectus.

The Company has also agreed to pay the Lead Manager reasonable out of pocket expenses in relation to the Prospectus and the Issue as well as all reasonable legal costs of the Lead Manager.

The Agreement is in the usual form for transactions of this nature and contains a number of representations, warranties and undertakings by each party to the Agreement in respect of such things as the power to enter into the Agreement and carry out the Issue. It further provides for representations by the Company in respect of due diligence, insolvency and knowledge of material adverse circumstances and the accuracy of the accounts of the Company.

In addition, the Agreement provides that the Lead Manager may, by notice to the Company, if any of the following events occur prior to allotment, terminate all its obligations under the Agreement, without cost or liability to itself:

- the ASIC gives notice of intention to hold a hearing in relation to the Prospectus under Section 739(2) of the Corporations Act or indicates an intention to issue an order or makes an order under Sections 739(1), 739(3) or 739(4) of the Corporations Act;

- there is an omission from, or a statement which is, or has become, false or misleading in the Prospectus and such omission or statement is or is likely to be materially adverse from the point of view of an investor;

- the Company issues a supplementary or replacement Prospectus or is required to re-pay moneys received by the Company from any applicant, and it fails to do so;

- the ASIC gives notice of intention to hold a hearing, examination, inspection, investigation or it requires information to be disclosed in connection with the Company, the Prospectus or the Issue;

- the ASIC gives notice of intention to extend the exposure period for the Prospectus;

- if a new circumstance has arisen since the Prospectus was lodged and would have been required under Chapter 6D of the Corporations Act to be included in the Prospectus if it had arisen before the Prospectus was lodged and is, or is likely to be, materially adverse from the point of view of an investor;

- the Company or any of its related parties fails to comply with a clause of its Constitution, a statute, an ASIC policy or guideline or the Listing Rules where such failure have a materially adverse effect on the Issue;

- the ASX does not or states that it will not permit official quotation of the Shares comprised in the Issue to commence;

- if any event in the proposed issue timetable is delayed for more than three Business Days;

- the All Industrials Index of the ASX falls to a level which is more than 10% below the All Industrials Index as at close of business of the ASX on the Business Day immediately before the date of the Agreement;

- the Company materially defaults under any provision of the Agreement;

- if a significant or material contract is breached, terminated or amended in any material way by the Company;

- if, after the date of the Agreement, there is any material adverse change in the financial position of the Company;

- the ASIC gives notice of an intention to prosecute the Company or any director or general manager of the Company;

- an order is made in connection with the Prospectus or the Issue, including under Sections 1324 and 1325 of the Corporations Act;

- any director or general manager of the Company is prosecuted for a criminal offence;

- there is any change to the Constitution or the Board of the Directors without the consent of the Lead Manager;

- the Company suffers an Insolvency Event; or

- the Company agrees to dispose of the whole or a substantial part of its business or property without the prior written consent of the Lead Manager.

It is to be noted that none of the above termination events entitles the Lead Manager to exercise its termination rights unless, in the opinion of the Lead Manager acting reasonably, it has or could reasonably be accepted to have, a material adverse affect on the willingness of persons to apply for securities in the Company at the Issue Price; or could reasonably be expected to give rise to a liability of the Lead Manager under the Corporations Act.

9.5 Litigation

The Company is not engaged in any litigation which has or would be likely to have a material adverse effect on either the Company or its business.

9.6 Key Man Insurance

The Company intends to establish key man insurance for its chief executive officer, Mr Nick Noutsatos, commensurate with his relative performance to the business of Sam's Seafood. It is proposed that the sum insured be payable to the Company in the event of death or permanent disablement of Mr Noutsatos.

9.7 Shareholder Reward Plan

The Company has introduced a Shareholder Reward Plan for the purpose of providing a special discount purchase facility for certain eligible shareholders of the Company wishing to purchase seafood product at retail outlets of the Company. More specific details of the terms and conditions of the Shareholder Reward Plan can be obtained from the Company, but essentially a summary of the applicable terms and conditions are as follows:

- Each shareholder holding 2,500 or more ordinary shares in the Company is entitled to receive a Shareholder Reward Card;

- Upon presentation of the card at retail and restaurant outlets of the Company, a discount of 10% off the recommended retail priced will be allowed;

- The Company's Share Registry will administer the issue of the cards and will undertake an annual review of entitlements to participate in the Plan;

- In order to obtain a discount on the purchase of product, the discount card will need to be produced;

- A Shareholder must immediately cease use of the card and return it to the Company upon their shareholding in the Company falling below 2,500 ordinary shares;

- The Company may withdraw a Shareholder's entitlement to the discount if terms and conditions of the Plan are not complied with or are abused. Non-compliance or abuse at the point of sale may result in seizure of the Shareholder's card; and

- The terms and conditions of the Plan are subject to change without notice at the Company's discretion.

9.8 Interests of Experts and Advisers

This section applies to persons named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, promoters of the Company and stockbrokers or arrangers (but not sub-underwriters) to the Offer (collectively Prescribed Persons).

Other than as set out below or elsewhere in this Prospectus, no Prescribed Person has, or has had in the last 2 years, any interest in:

- the formation or promotion of the Company;
- any property acquired or proposed to be acquired in connection with the formation or promotion of the Company or the Offer; or
- the Offer of Preference Shares under this Prospectus.

Other than that as set out below or elsewhere in this Prospectus, no benefit has been given or agreed to be given to any Prescribed Person for services provided by a Prescribed Person in connection with the:

- formation or promotion of the Company; or
- offer of Preference Shares under this Prospectus.

Shaw Corporate Finance Pty Limited has acted as Lead Manager to the Offer, in respect of which they are entitled to receive fees and commission under the Placement Agreement as set out in section 9.4 above.

Hopgood Ganim Lawyers has acted as solicitors to the Offer and has performed work in relation to the Prospectus and in relation to preparing the due diligence and verification program and performing due diligence required on legal matters. In respect of this work, the Company estimates that it will pay approximately $20,000 (excluding disbursements and GST) to Hopgood Ganim Lawyers. Further amounts may be paid to Hopgood Ganim Lawyers in accordance with its normal time based charges.

Douglas Heck and Burrell has performed work in relation to the due diligence enquiries on financial matters in relation to the Offer. In respect of this work, the Company estimates that it will pay approximately $12,000 (excluding disbursements and GST) to Douglas Heck and Burrell. Further amounts may be paid to Douglas Heck and Burrell in accordance with its normal time based charges.

9.9 Expenses of the Offer

All expenses connected with the Offer are being borne by the Company. Total expenses of the Offer are estimated to be in the order of $700,000.

9.10 Consents and Disclaimers

Written consents to the issue of this Prospectus have been given and at the time of this Prospectus have not been withdrawn by the following parties:

Douglas Heck & Burrell Registries has given and has not withdrawn its consent to be named in this Prospectus as the share registry of the Company in the form and context in which it is named. It has had no involvement in the preparation of any part of this Prospectus other than recording its name as share registrar to the Company. It takes no responsibility for any part of the Prospectus other than the references to its name.

Shaw Corporate Finance Pty Limited has given and has not withdrawn its consent to be named in this Prospectus as Lead Manager in the form and context in which it is named. It takes no responsibility for any part of the Prospectus other than references to its name.

Hopgood Ganim Lawyers has given and has not withdrawn its consent to be named in this Prospectus as lawyers to the Offer in the form and context in which it is named. It takes no responsibility for any part of the Prospectus other than references to its name.

Douglas Heck & Burrell has given and has not withdrawn its consent to be named as auditors in the Prospectus in the form and context in which it is named. It takes no responsibility for any part of this Prospectus other than references to its name.

9.11 Directors' Statement

This Prospectus is issued by Sam's Seafood Holdings Limited. Each director has consented to the lodgment of the Prospectus with ASIC.

Signed on the date of this Prospectus on behalf of Sam's Seafood Holdings Limited by

Grahame Denovan
Director

10. DEFINITIONS & GLOSSARY

Terms and abbreviations used in this Prospectus have the following meaning:

Applicant	A person who submits an Application
Application	An application for Preference Shares under this Prospectus
Application Form	An application form in the form attached to this Prospectus
Application Monies	The Application Price multiplied by the number of Preference Shares applied for
ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange Limited
Business Day	A day, other than a Saturday or Sunday, on which banks are open for general banking business in Sydney and Brisbane
Closing Date	The date by which valid acceptances must be received by the Share Registrar being 20 June 2003 or such other date determined by the Board and Shaw
Company or Sam's Seafood	Sam's Seafood Holdings Limited ABN 48 098 448 269
Corporations Act	Corporations Act 2001
Directors or Board	The board of directors of Sam's Seafood from time to time
Exposure Period	The period commencing on the date of lodgement of this Prospectus with ASIC and ending 7 days after that date, or 14 days after that date if the period is extended by ASIC
General Meeting	The extraordinary general meeting of shareholders of the Company to be held on 19 June 2003
Hard Copy Prospectus	Paper version of this Prospectus
Issue	The issue of Preference Shares in accordance with this Prospectus
Issue Price	$4.00 for each Preference Share applied for
Listing Rules	The official listing rules of ASX
Minimum Application	Five hundred (500) Preference Shares

Offer	The Offer of a maximum of 2,500,000 Preference Shares pursuant to and in accordance with this Prospectus
Official List	The official list of entities that ASX has admitted and not removed
Official Quotation	Quotation on the Official List
Online Prospectus	The electronic version of this Prospectus which can be viewed at www.egoli.com.au or www.sams.com.au.
Opening Date	The date of commencement of the Offer in respect of the Preference Shares, expected to be 11 June 2003
Preference Shareholders	The holders of Preference Shares from time to time
Preference Shares	The Preference Shares offered under this Prospectus
Prospectus	This prospectus dated 20 May 2003 as modified or varied by any supplementary prospectus made by the Company and lodged with the ASIC from time to time and any electronic copy of this prospectus and supplementary prospectus
Register	Company register of Sam's Seafood Holdings Limited
Securities	Has the same meaning as in section 92 of the Corporations Act
Shares	The ordinary shares on issue in Sam's Seafood from time to time
Shareholders	The holders of Shares from time to time
Shaw or the Lead Manager	Shaw Corporate Finance Pty Limited (see Corporate Directory)
VWAP	Volume weighted average price of Shares traded on ASX during the 20 Business Days immediately preceding the reference date, excluding any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase or any overseas trades

CORPORATE DIRECTORY

Directors	**Solicitors to the Offer**	**Auditors**
Grahame Denovan, *Chairman* Nicholas Spiro Noutsatos, *Chief Executive Officer* Richard Abel, *Non-Executive Director* William Matthews, *Non-Executive Director* Adrian Charles Vos, *Non-Executive Director*	Hopgood Ganim Lawyers Level 3 141 Queen Street Brisbane QLD 4000	Douglas Heck & Burrell Chartered Accountants Level 21 300 Queen Street Brisbane QLD 4000
Administration and Registered Office	**Lead Manager**	**Share Registry**
15 Hercules Street Hamilton QLD 4007 Tel: (07) 3633 4700 Fax: (07) 3268 5231 Email: info@sams.com.au	Shaw Corporate Finance Pty Limited Level 16 60 Castlereagh Street Sydney NSW 2000 Tel: (02) 9238 1238 Fax: (02) 9221 1196 Level 20 90 Collins Street Melbourne VIC 3000 Tel: (03) 9268 1000 Fax: (03) 9650 2277 Website: www.egoli.com.au	Douglas Heck & Burrell Registries Level 22 300 Queen Street Brisbane QLD 4000 Tel: (07) 3228 4219 Fax: (07) 3221 3149 Email: info@registries.com.au

F:\0311722\Prospectus\200503-DOC0007.doc

APPLICATION FORM

SAM'S SEAFOOD HOLDINGS LIMITED

ABN (45 098 448 269)



SAM'S
SEAFOOD

FOR BROKERS USE ONLY	
Broker Code	Adviser Code

PUBLIC OFFER OF 2,500,000 CONVERTING PREFERENCE SHARES PURSUANT TO PROSPECTUS DATED 16 MAY 2003

FOR REGISTRY USE ONLY

The Corporation Act 2001 prohibits any person from passing onto another person this Application Form unless it is attached to or accompanied by this Prospectus.

USE BLOCK LETTERS

INSTRUCTIONS ON HOW TO COMPLETE SECTONS A-J ARE SET OUT ON THE REVERSE OF THIS FORM.

A I / WE APPLY FOR ~~FOR~~ Preference Shares X A $4.00 **B** A $ .00

(Minimum 500 preference shares and then in multiples of 250)

Please make sure that the amount of your cheque(s) equals this amount and is made payable to 'Company Limited Security Issue A/C'

COMPLETE FULL NAME AND ADDRESS DETAILS

C INSERT CORRECT TITLE (MR/MRS/MISS/MS) GIVEN NAME(S) (IN FULL) SURNAME OR COMPANY NAME

INSERT CORRECT TITLE (MR/MRS/MISS/MS) **GIVEN NAME(S)** (IN FULL) SURNAME OR COMPANY NAME

D JOINT APPLICATION OR ACCOUNT DESIGNATION EG <SUPER FUND A/C>

E NUMBER/STREET OR PO BOX NO

SUBURB OR TOWN STATE POSTCODE

F CONTACT NUMBER (DAYTIME) CONTACT NAME

G HIN – ESISTING CHESS PARTICIPANTS ONLY

PIN YOUR CHEQUE(S) HERE

H

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE	Please make Cheque(s) Payable to "Sam's Seafood Holdings Limited – Preference Share Issue"
			$	
			$	

I I/we declare that this application is complete according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the constitution of Sam's Seafood Holdings Limited. Returning the Application form with your cheque for the Application Monies will constitute your offer to subscribe for Preference Shares in Sam's Seafood Holdings Limited.

NO SIGNATURE REQUIRED

YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS APPLICATION FORM.

J ENTER YOU TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY) ENTER YOUR TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY)

How to Complete the Application Form

Forward your completed application together with the application money to:

By mail:	Douglas Heck & Burrell Registries GPO Box 35 Brisbane Qld 4001 PH:(07)3228 4219	**By delivery:**	Douglas Heck & Burrell Registries Level 22, 300 Queen Street Brisbane Qld 4000 PH:(07) 3228 4219

Applications must be received by no later than 5.00PM 20 June 2003.

Please complete all relevant sections of the Application Form using **BLOCK LETTERS**.

(A) Enter the NUMBER OF PREFERENCE SHARES you wish to apply for. Applications must be for the minimum of 500 Preference Shares and thereafter multiples of 250.

(B) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of Preference Shares applied for by $4.00.

(C) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the name standards below for guidance on valid registration.

(D) Account designations are optional. In the case of three joint holders, the third name should be written in the account designation.

(E) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

(F) Enter the daytime telephone numbers and contact person the registry can speak to if they have any queries regarding this application.

(G) If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN)

(H) Complete cheque details as requested. Payments must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be made payable to "Sam's Seafood Holdings Limited Preference Share Issue Account]" and crossed "not negotiable".

(I) Before completing the application form the applicant(s) declare(s) that he or she has read the prospectus to which the application relates. The applicant(s) agree(s) that this application is for Preference Shares in Sam's Seafood Holdings Limited upon and subject to the terms of the prospectus, agree(s) to take any number of securities equal to or less than the number of securities indicated in box A that may be issued to the applicant(s) pursuant to the prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the application form.

(J) Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

Privacy and Collection of Tax File Numbers

If you do not provide us with the information requested on the Application Form, your Application may not be processed or accepted. Collection of Tax File numbers (TFN's) is authorised by taxation laws. Quotation of your TFN is not compulsory and will not effect your application. However, if no TFN is quoted, your dividend may be taxed at the highest marginal tax rate plus Medicare levy.

Cheques or bank drafts must be payable to Sam's Seafood Limited - Preference Share Issue Account and crossed Not Negotiable. Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application will be rejected.

Ready Reckoner

This ready reckoner will help you calculate the money you need to pay at $4.00 per Preference Share									
Pref. Shares	Amount	Pref. Shares	Amount	Pref. Shares	Amount	Pref. Shares	Amount	Pref. Shares	Amount
500	$ 2,000	**750**	$ 3,000	**1,000**	$ 4,000	**1,250**	$ 5,000	**1,500**	$ 6,000
2,000	$ 8,000	**3,000**	$ 12,000	**4,000**	$ 16,000	**5,000**	$ 20,000	**10,000**	$ 40,000

Correct Forms of Registrable Names

Note that ONLY legal entities are allowed to hold Preference Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to the Company. At least one name given in full and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms or registrable names below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full not initials	Mr John Alfred Smith	JA Smith
Company Use the Company's full title not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Willams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/c>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr Jon William Alexander Robertson-Smith	Mr John WA Robertson-Smith
Clubs/ Unincorporated Bodies/ Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S
SEAFOOD

PRESS RELEASE **21 May 2003**

Sam's Seafood Capitalises on Market Performance with Preferential Share Offering

Brisbane-based Sam's Seafood Holdings Limited (ASX: SSS) released to the market and shareholders yesterday, details of a share placement consisting of up to 2.5 million preference converting shares.

The limited equity issue represents the sale and allocation of a defined number of converting preferential shares at an issue price of $4.00, culminating in an aggregate capital raising up to $10 million. The release is designed to take advantage of the historical, positive stock market performance of the Sam's Seafood share instrument, which has proven exceedingly popular within the Australian equity market.

An attractive conversion ratio has been arranged by lead manager of the issue, Shaw Corporate Finance Pty Ltd on behalf of the issuer, Sam's Seafood based on a formula of 50% of the attributed appreciation beyond the initial $4.00 issue price. Prospective investors in this issue will potentially be able to maximise a return of 50% of the positive market movement without exposure to a downgrade in the price variation of the ordinary shares below $4.00 on the open market.

A preferred dividend of 8% per annum will be paid in respect to the preference shares. It is anticipated that this dividend will be fully franked, which will effectively result in a grossed up dividend of approximately 11.4%.

Chairman, Grahame Denovan commented "this issue presents an ideal opportunity for potential investors to benefit from the significant stockmarket success of Sam's Seafood. Our company is poised for new growth and positive earnings on the basis of our substantial local and international expansion plan. We are delighted that the market has responded positively to this issue."

The Sam's Seafood stock became one of the best performing share within the ranking of the All Ordinaries in 2002. In the three months following its stockmarket debut, Sam's Seafood drove the food and household sector upward to a tune of 45%.

Proceeds from the placement will be partially used to fund the company's Australian, European and US staged expansion with the remainder being utilised as working capital and to pay down debt. Following completion of the placement, the Noutsatos founding family will hold a diluted equity stake in the organisation of 59.7%. This position is consistent with the business activities detailed in the company's Annual Report. The placement is subject to acceptance by the Australian Securities and Investment Commission (ASIC) and subsequent shareholder approval, although a 70% majority of existing

investors have indicated their acceptance of the resolution. A General Meeting is being held on 19 June, 2003 to formalise shareholder endorsement of the company's directive.

With strong historical and future forecast earnings, Sam's Seafood are set to benefit from a domestic industry valued at $3 billion with a per capita consumption growth rate of 13% over the past decade. Sam's Seafood currently maintains a 30% market share in the South East Queensland wholesale fish market.

About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood products.

SSS posted a 40% increase in its NPAT to $1million for the December half of 2002 on the basis of a 76% increase in revenue to $25.8 million. The company announced recently that it is on track to achieve a projected revenue figure of $55 million and accordingly, record a net profit figure post-tax of $3 million for the year. This amount includes the revenue associated with the sale and leaseback of one its properties. This result will be directly attributed to the growth and acquisition strategy of both the retail and wholesale commercial sectors.

ENDS

For further information, please contact:

Anna Whybird, Black Ink Public Relations **0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**